                                   FIRST

                                   NATIONAL

                                   BANCORP





                              1993 ANNUAL REPORT

TABLE OF CONTENTS

1          Financial Highlights
2          To Our Friends and Shareholders
5          First National Bancorp Directors
6          The Bancorp vision. A focus on excellence.
8          The challenge of change. A new horizon in banking.
10         The Bancorp business development strategy.
12         Expansive opportunity. A view of the Bancorp market.
14         Telling the Bancorp story.
16         Senior Officers of Bancorp's Affiliate Banks.
17         Consolidated Financial Statements.
37         Independent Auditors' Report.
57         First National Bancorp Affiliates 1993 Regional Report.
73         Shareholder Information


FINANCIAL HIGHLIGHTS

FIRST NATIONAL BANCORP AND SUBSIDIARIES
(dollars in thousands, except per share data)

                                                                         1993          1992*         CHANGE        PERCENT
                                                                    ---------------------------------------------------------
For The Years Ended December 31
        Net income                                               $     25,922    $    22,830     $   3,092          13.54%
        Net interest income                                            85,562         79,250         6,312           7.96
        Net interest income (FTE)                                      90,250         83,993         6,257           7.45
        Noninterest income                                             31,654         29,959         1,695           5.66
        Noninterest expenses                                           79,356         67,290        12,066          17.93
        Provision for loan losses                                       2,974         11,181        (8,207)        (73.40)

- --------------------------------------------------------------------------------------------------------------------------------
Per Share Data
        Net income                                               $       1.69    $      1.51     $     .18          11.92%
        Dividends declared                                              .7050          .6400         .0650          10.16
        Book value                                                      13.69          12.43          1.26          10.14
        Tangible book value                                             12.58          11.38          1.20          10.54
        Weighted average shares outstanding                        15,361,244     15,158,805
        Shares outstanding at year end                             15,532,855     15,292,839
- --------------------------------------------------------------------------------------------------------------------------------
Financial Ratios
        Return on average assets                                         1.28%          1.20%          .08%
        Return on average equity                                        13.36          12.63           .73
        Net interest margin                                              4.80           4.75           .05
        Primary capital to adjusted assets                              11.08          10.66           .42
        Allowance for loan losses to loans, net of unearned income:
                Including mortgage loans held for sale                   1.66           1.94          (.33)
                Excluding mortgage loans held for sale                   1.75           2.07          (.32)
- --------------------------------------------------------------------------------------------------------------------------------
Selected Balances as of December 31
        Total assets                                             $  2,087,530    $ 1,980,770     $ 106,760           5.39%
        Loans, net of unearned income:
                Including mortgage loans held for sale              1,269,747      1,217,695        52,052           4.27
                Excluding mortgage loans held for sale              1,204,386      1,139,491        64,895           5.70
        Allowance for loan losses                                      21,073         23,589        (2,516)        (10.67)
        Investment securities                                         536,116        492,958        43,158           8.75
        Deposits                                                    1,716,191      1,679,696        36,495           2.17
        Other interest-bearing funds                                  134,763         98,538        36,225          36.76
        Shareholders' equity                                          212,603        190,140        22,463          11.81

FTE-Fully Taxable Equivalent
*Restated to include the results of Villa Rica Bancorp, Inc., and The Community Bank of Carrollton,
 accounted for as poolings of interests.
================================================================================================================================


1993 AFFILIATE FINANCIAL HIGHLIGHTS
(in thousands)

                                                        DEPOSITS             NET    ALLOWANCE FOR         TOTAL     SHAREHOLDER'S
                                                         & FUNDS           LOANS      LOAN LOSSES        ASSETS            EQUITY
                                                        -------------------------------------------------------------------------
The First National Bank of Gainesville                  $889,141        $623,009           $8,514      $976,146           $75,260
Citizens Bank, Cherokee County                            69,775          32,235            1,475        77,660             7,228
Bank of Clayton                                           92,587          57,343            1,485       107,351            14,132
First National Bank of White County                       86,877          63,139              768       102,836            15,362
First National Bank of Habersham                          98,915          52,713              779       111,620            12,217
The Peoples Bank of Forsyth County                        99,678          75,514            1,139       110,315            10,124
The First National Bank of Paulding County               146,426          70,070            1,428       159,938            12,398
Granite City Bank                                         89,307          39,017            1,005       103,514            13,636
First National Bank of Gilmer County                      41,485          30,448              484        46,022             4,226
Bank of Banks County                                      48,874          37,181              545        53,412             4,142
Pickens County Bank                                       39,844          28,854              641        44,622             4,603
The First National Bank of Jackson County                 49,507          36,801              768        54,708             4,896
The Citizens Bank, Toccoa                                 78,102          48,234              880        89,298            10,660
Bank of Villa Rica                                        48,335          29,959              669        53,264             4,811
The Community Bank of Carrollton                          32,091          24,157              493        37,310             4,952


TO OUR FRIENDS AND SHAREHOLDERS


I am pleased to report that First National Bancorp experienced its most successful year ever in 1993. Earnings reached a record level as we focused on the key priorities of quality customer service, asset quality, state-of-the-art technology, management and staff development, retaining the company's competitive advantage and providing a solid foundation for 1994 and beyond.

A review of financial highlights shows:

  -  Earnings grew 13.5% to $25.9 million vs.
     $22.8 million in 1992
  -  Earnings per share were $1.69, up from
     $1.51 in 1992
  -  Dividends declared per share increased
     10.2% to $.705 from $.640
  -  Shareholders' equity grew 11.8% to a
     record $212.6 million from $190.1 million in 1992
  -  Assets increased 5.4% to a new high of
     $2.1 billion
  -  Return on Average Assets (ROAA)
     increased to 1.28% from 1.20%
  -  The allowance for loan losses as a
     percentage of nonperforming loans
     increased to 101%
  -  An already strong primary capital to
     adjusted asset ratio grew to 11.08%

Asset quality has been a high priority for each of the last few years. The significant results achieved in the fourth quarter of 1992 were surpassed by those recorded throughout 1993. The dedication and hard work of our bankers were gratifying as virtually all asset quality ratios exceeded company standards. Past due loans reached their lowest level at .83%. Total nonperforming loans as a percent of loans outstanding fell from 2.13% in 1992 to 1.64%. Total nonperforming assets as a percent of loans plus other real estate owned declined from 3.06% to 2.38%. Because of the remediation of nonperforming loans, your company was able to reduce the loan loss provision from the level recorded in 1992 and increase the reserve coverage to 101% of all nonperforming loans.

We introduced the GNA Century Investment Center program to provide alternative investments to meet the changing needs of our customers. This strategy is one more step toward making available a more complete range of services at our banks. The GNA Century Investment Center has attracted new deposits to the retail banking organization, new customer assets to be managed by the Trust division, and produced fee income from the sale of mutual funds and annuities. We are pleased with the success of the program and look to substantially improved results in 1994 as the program is fully implemented in all affiliates.


                            Primary Capital to
                            Adjusted Assets Ratio


                                   (Graph)



Last year, we welcomed two new affiliates -- Bank of Villa Rica (May) and The Community Bank of Carrollton (August). These affiliates are located in distinctly different market areas within Carroll County, a county experiencing significant growth, exceeding the growth rates of Georgia and the average for the United States. On February 28, 1994, we anticipate the completion of a pending merger with Metro Bancorp, the parent company of The Commercial
Bank of Douglasville, which is located in Douglas County. Douglas County is part of the attractive Northwest Georgia contiguous markets which include Carroll, Paulding and Cherokee counties, where your company has a strong presence.

                                   (Photo)










         Earnings                           Dividends Declared
         Per Share                          Per Share

          (Graph)                               (Graph)


On January 19th, we announced the signing of a Letter of Intent with Barrow Bancshares, parent company of Barrow Bank & Trust Company, in Barrow County. This county is an attractive market which is a key part of the economic triangle linking Gainesville/Hall County with Athens/Clarke County (home of the University of Georgia) and metropolitan Atlanta. We're very excited to be in this area and look forward to having The Commercial Bank of Douglasville and Barrow Bank & Trust Company as members of the First Team.

During the first half of 1993, we completed a successful conversion to a new data processing system furnished by M&I Data Services, Inc., of Milwaukee, Wisconsin. This new system provides state-of-the-art technology on a cost-effective basis to improve the quality of service to our customers, enhance the productivity and efficiency of our banking operations, and provide the information and tools to support an effective selling effort to meet the changing financial needs of our customers.

We believe that banking is a personal service business and that our people are our greatest resource. Your company's officers and staff are encouraged to develop to their full potential, and a strong commitment was made during 1993 to several training programs which focused on the development of skills to enhance the effectiveness of our bankers in serving the customers and in preparing our employees for greater responsibilities.

Management continued to refine the company's loan policy to enable our affiliate banks to better serve our customers while improving asset quality. We also developed and implemented a lender development program during the year. The Lender's Academy is intense, challenging and competitive and focuses on technical lending skills, critical thinking for loan underwriting, customer communications and responsiveness, selling skills, loan policy and practices, and teamwork. Early indications are that The Lender's Academy is highly successful, and it will continue to be offered in 1994.

At this year's annual meeting, four valued friends and directors will retire from the board. Ray McRae, who served the First National Bank of Gainesville in various capacities and who was instrumental in forming your company in 1982, joined the bank in 1953 and retired from active management of the company in 1992. Since that time, he has served as chairman emeritus and has been a great personal friend and partner. He has achieved a distinguished career, highlighted by significant contributions to the successes of your company, Hall County, North Georgia and the entire state.

Joining Ray in retirement will be Jack McKibbon, a valued director of First National Bank of Gainesville; J. L. Nix, chairman of First National Bank of White County and one of the most influential businessmen in North Georgia; and Harold Prather, chairman of Granite City Bank in Elberton. These men brought a high level of business acumen, valued judgement and commitment to the board, and we will miss them.

We were pleased to see your company receive national recognition for innovation and performance during the year. The highlights included two major stories in American Banker, a leading industry daily newspaper. The October 1, 1993, issue recognized your company for the innovation and success of our mutual fund strategy. The January 3, 1994, article featured your company's growth and expansion strategy. Two national magazines singled your company out as an excellent investment. FW (Financial World) selected First National Bancorp as one of the Top 20 Best Investments for midcap companies, and an investment counselor interviewed by Barrons selected us as one of his top five stock recommendations.


                                 Total Assets
                                (in millions)

                                   (Graph)


I express my appreciation to the management and staff who made 1993 results possible. Through hard work, dedication and perseverance, our banking professionals produced good results. With a slightly improving economy, we look for a greater, more profitable year in 1994. Without a doubt, we have the team of professionals in place to take advantage of the improving economy. I know you join me in thanking them for a superior effort.

Also, importantly, the continued confidence and support of our customers is greatly appreciated. Please invite your friends and associates to bank with any of our 15 banks and 43 conveniently located banking offices in North Georgia.

I look forward to meeting with you at our annual shareholders' meeting on April 20, 1994, at 4:00 p.m. at the Georgia Mountains Center in downtown Gainesville.

Cordially,


/s/ Richard A. McNeece
- ----------------------
    Richard A. McNeece
    Chairman and CEO
    January 31, 1994

The Board of First National Bancorp at the Performing Arts Center of West Georgia College, which is located in Carroll County, home of two of First National Bancorp's newest affiliates, The Community Bank of Carrollton and Bank of Villa Rica.

First National Bancorp

DIRECTORS
RICHARD A. MCNEECE
Chairman and
Chief Executive Officer
RAY MCRAE
Chairman Emeritus
MRS. JANE WOOD BANKS
Private Investor
THOMAS S. CHEEK
Chairman, Bank of Banks County
Private Investor
President, Mt. View, Inc., A real
estate development company
JAMES H. HARRIS, JR.
Chairman, The Citizens Bank,
Toccoa
President, J.H. Enterprises, Inc.
JOHN H. HENDERSON
Chairman, First National Bank
of Paulding County
Owner, State Farm Insurance
RAY C. JONES
President, J&S Farms
ARTHUR J. KUNZER, JR.
Co-owner, Frierson-McEver Co.
JACK B. MCKIBBON, JR.
Chairman, McKibbon Brothers, Inc.
PETER D. MILLER
President, Chief Administrative
and Financial Officer
LOY D. MULLINAX
Chairman, Pickens County Bank
Owner, Mullinax Truss Company
J. L. NIX
Chairman, First National Bank
of White County
Owner, Nix Hardware and Furniture Co.
EDWIN C. POSS
Owner, Century 21 Poss Realty
A Division of Edwin C. Poss, Inc.
W. HAROLD PRATHER
Chairman, Granite City Bank
PAUL J. REEVES
Chairman, First National Bank
of Habersham
President, Habersham Hardware
A. ROY ROBERTS, JR.
Chairman, Citizens Bank, Cherokee County
Owner, A. R. Roberts Co. Realtors
RICHARD L. SHOCKLEY
Vice Chairman
HAROLD L. SMITH
Chairman, Turner, Wood & Smith, Inc.
W. WOODROW STEWART
Attorney at Law
Stewart, Melvin & House
BOBBY M. THOMAS
Chairman, The Peoples Bank
of Forsyth County
Owner, Thomas Lumber Co.
MACK G. WEST
Chairman, First National Bank
of Gilmer County
Retired Businessman
Mayor, City of East Ellijay
JOE WOOD, JR.
President, Turner, Wood & Smith, Inc.

                                   (Photo)

                  THE BANCORP VISION. A FOCUS ON EXCELLENCE.














                                   (Photo)

The primary market for future First National Bancorp growth is a 48-county North Georgia area. The company presently has 15 affiliate banks in 14 counties.


                                   (Map)


The First National Bancorp vision is to be recognized by the company's officers, employees and directors, the regulatory authorities, the investment community (regionally and nationally) and people in the communities we serve--our customers, competitors and our shareholders--for excellence as
- --the premier financial service company in each of the markets the company serves and as the model of outstanding performance within the industry.

The quest for excellence for this $2.1 billion, 15 bank holding company focuses on a four-pronged corporate mission and eight corporate objectives.

CORPORATE MISSION
SHAREHOLDERS: to achieve over time a superior rate of return for our shareholders by (1) providing above-average, consistent, predictable and quality earnings per share growth; (2) ensuring a sound financial position;
(3) operating efficiently and effectively a quality, expanding banking organization.


                 Return on                 Return on
                 Average Assets            Average Equity


                    (Graph)                   (Graph)


CUSTOMERS: to provide superior, quality, personalized service supported by an array of financial products to meet the changing needs of our customers; these products will be priced to provide value to our customers and a fair profit to the company.

EMPLOYEES: to maintain a professional environment which fosters the growth and development of our employees, encourages them to assume expanded or greater responsibilities and recognizes and rewards employee performance.

COMMUNITY: to support economic growth and quality of life in each community we serve, through prudent lending and banking to meet the needs of our customers and communities, and a commitment of financial resources as appropriate, and through the participation and leadership by our employees and their families in community activities.

CORPORATE OBJECTIVES

        -       Return on Average Assets from 1.20% to 1.45%

        -       Annual compounded growth rate in core
                loans and core deposits of at least 9.50%

        - Increase in deposit and loan market share from the current 32% to 37% by 1997

        -       Net interest margin of at least
                5.00% by 1997

        -       Overhead ratio not to exceed 60% by 1997

        - Primary capital to asset ratio of not less than 9.00%

        -       On average, a nonperforming loan to
                loans plus OREO ratio not to exceed 2.00%

        -       On average, net charge-offs not to exceed
                .50% of loans


By focusing on the vision, First National Bancorp will be well on its way to achieving its corporate mission and objectives. This focus is critical as the banking industry faces unprecedented change.

THE CHALLENGE OF CHANGE.  A NEW HORIZON IN BANKING.













                                   (Photo)

A slower-growth economic environment. Intensified competition from banking and non-banking influences. A more complicated regulatory environment that has, yet, and will not likely, provide for a level playing field. These are the factors that are changing the very nature of the financial services industry. This is the new horizon in banking. The result is a real need to evaluate new ways of doing business to profitably serve the customers' changing needs. A strong focus is necessary to meet these challenges.

Management is committed and able to do those things necessary to effectively manage change. This proactive approach is critical as we refine the ways we do business to meet our customers' changing needs. Traditional approaches must be reevaluated and constructive and difficult decisions made. Only those banks that anticipate, understand, endorse and manage change will thrive. There is a strong sense of urgency in this directive. It is one that requires that First National Bancorp strengthen its already solid foundation and enhance the company's business development initiatives to attain financial objectives on a consistent and predictable basis.

Over the past four years, First National Bancorp has placed a major emphasis on developing and implementing the appropriate framework to manage this challenging environment. The company has concentrated on enhanced delivery systems, operations, credit administration, internal controls, information technology, an effective compensation strategy, and the acquisition and retainment of qualified management and operational personnel. This is the solid foundation that must continue to be strengthened by focusing on the following ten-point strategic framework.

The company is developing commercial lending opportunities in residential construction and development outside existing trade areas, such as East Hampton, a John Wieland Homes development located in Marietta, Georgia.
John Wieland was recently named National Builder of the Year by Professional Builder Magazine.

        STRATEGIC FRAMEWORK

        1. Ensure safety and soundness by maintaining superior strength in capital, funding, rate sensitivity and liquidity; and provide for proper controls in accountability, internal audit and credit review.

        2.    Ensure a business development strategy that emphasizes
              (a) the highest level of customer satisfaction through a continuous commitment to superior sales and service, and (b) strengthening and expanding the company's core portfolio of business where banking affiliates can develop and maintain a clear competitive advantage in image, service, products, and customer relationships, while continuously exceeding customer expectations.

        3. Provide for an organization that allows for rapid communication, promotes accountability, minimizes layers of management between decision makers and customers, and provides the ability to quickly adapt to change.

        4. Provide for enthusiastically committed, innovative, motivated and properly trained accountability-oriented management; supported by a management process that adequately links expectations, capabilities and reward/recognition.

        5. Ensure a compensation and benefits methodology that encourages retention and acquisition of key corporate and operational managers through:
              (a) competitive base compensation,
              (b) performance-based incentives, and
              (c) increased management ownership of the company.

        6. Provide for a superior information technology framework that delivers the right operational and customer information, at the right time to the right people.

        7. Provide for strong overhead management through stringent corporate standards, affiliate and business unit accountability, and selected centralization and consolidation, operating at the lowest cost possible, consistent with quality customer service.

        8. Ensure a sound asset quality profile, reflective of the company's internal potential and comparing favorably to peer results.

        9. Geographical diversification and franchise growth through inter- and intra-market acquisitions.

       10. Provide for an investor relations program designed to achieve a market price that reflects the full value of the company's stock when compared to similar investments.

THE BANCORP BUSINESS DEVELOPMENT STRATEGY.

As the new horizon of banking comes into focus, First National Bancorp's objective is to be recognized as the premier financial services provider in each market the company services. This is to be achieved through a retail and corporate business strategy that sets First National Bancorp apart from its competitors by concentrating on growth and profitability through customer relationships. This focus will allow the company to quickly and effectively adapt to the rapidly changing environment. It is a strategy that focuses on satisfying the customers' needs profitably. The company has identified five key customer segments--consumer, business, public, wholesale and financial institutions. Profitability in these segments is obtained by delivering a full array of profitably priced products on a cost-effective basis and by leveraging our current customer relationships.

        First National Bancorp's strategic emphasis strives for a diversified business portfolio that minimizes the impact of negative economic influences, while providing stability to the company's income. This is achieved through an appropriate mix of commercial, retail, wholesale lending, mortgage banking, correspondent and trust services. While this mix is important, these product lines exist for one reason only...to meet the changing needs of our customers. The company's long-term direction calls for the strategic initiatives on the right that focus on satisfying those needs while profitably growing the company.


   (Photo)                        (Photo)                     (Photo)


CONSUMER UPSCALE MARKET
The foundation of meeting the changing needs of the upscale consumer market is Century Service, an exclusive network of financial services including a premium priced investment account, checking, a Gold MasterCard(TM), a combined statement, personal trust and investment management services, estate management services, annuities and mutual funds, and mortgage lending, all serviced by a personal relationship banker charged with continuously exceeding customer expectations. The ultimate goal is for our relationship bankers to have on hand the right package of products for each customer's unique situation. The needs of this upscale market are continuously evaluated to insure customer satisfaction and a competitive advantage.

CONSUMER MIDDLE MARKET
The consumer middle market has a higher need for loan products than the upscale consumer market. This is the basis of Bonus Banking, a package of financial services that combines checking, a better interest rate on savings, and lower interest rates on installment loans, credit cards and home equity lines of credit. The middle market is continuously evaluated so that existing products can be refined and new ones developed to better meet customer needs. Investment needs of this market are complimented by the offering of mutual funds and annuities through the GNA Century Investment Center, products that require a minimal initial investment. The Mortgage Source also offers great opportunity for customer relationship growth through the cross-selling of home equity lines of credit and other needed products.

CORPORATE MARKET
The business development strategy for corporate services does not differ in philosophy from that of the consumer market. Emphasis is placed on the further segmentation of the business market and the development of "niche" products such as special loan programs for the agricultural/poultry sector, mid-size manufacturers and acquisition/development companies. There is also a focus on the development of a package to meet the complex needs of the professional customer. Corporate officers also are concentrating on the cross-sell of trust services such as employee benefit plans, as well as consumer services such as mortgages, deposits and loans to the appropriate corporate segments.

BANCORP'S          OVERALL BUSINESS
NET                DEVELOPMENT INITIATIVES
REVENUE
                   - Position the company's focus on
                     customer and market segments.

                   - Maintain a comprehensive under-
                     standing of the changing needs of
                     the customer through market
                     research and instant access, by
(Graph)              relationship bankers, to cusomters'
                     total banking relationships.

                   - Provide a full array of differentiated,
                     value-added financial products to
                     meet the changing needs and desires
                     of each customer segment.

                   - Emphasize our customer focus
                     through a sales strategy and a
                     commitment to providing a level
                     of personalized service exceeding
                     customer expectations.

                   - Minimize managerial layers between
                     customer expectations.

                   - Develop a highly motivated and
                     skilled sales team.

                   - Offer financial and non-financial
                     rewards and recognition to encourage
                     employees to achieve business
                     development objectives.

                   - Provide for the best products and
                     service delivery system that meets
                     the needs of each customer segment
                     on a cost-effective basis.


     (Photo)                       (Photo)                        (Photo)


FINANCIAL INSTITUTIONS
First National Bancorp has a full complement of products and services in place to answer the needs of targeted correspondent banks. Retail and wholesale mortgage services; trust services, including personal trusts and employee benefit plans; funds management services, including bond accounting, investment agency accounts and federal funds purchased and sold; credit card services; and data processing services are all available for use by targeted financial institutions. This sector calls for business-to-business marketing, which requires even more in-depth segmentation and very customized packages to accurately meet the needs of targeted correspondent banks.

PUBLIC MARKET
The public market consists of city, county and state government entities. This sector is serviced through specialized lending, trust services and deposit services. As active bidders in the public debt market, Bancorp affiliates are prepared to participate in normal bond and other bid packages as well as arrange for specialized loan packages for unusual needs. Other products marketed to this segment include short-term investment services and employee benefit plans.

MORTGAGE LENDING
Through The Mortgage Source, First National Bancorp services the mortgage origination needs of both retail and wholesale customers in the Southeast. The division's $1 billion first-mortgage servicing portfolio provides excellent income opportunities and is anticipated to grow substantially over the next five years.

EXPANSIVE OPPORTUNITY.  A VIEW OF THE BANCORP MARKET.














                                   (Photo)

When Bancorp's leadership looks out across the North Georgia horizon, expansive opportunity comes into view. The 15 affiliate markets, located within 1 1/2 hours of Atlanta, are in communities with good rail and highway systems, have a strong labor pool and boast very strong population and income growth. While the economic backbone of North Georgia is a well-diversified mix of tourism, textiles, poultry and manufacturing, most encouraging are the economic indicators and demographic profiles of each affiliate market, which compare favorably to those of the state and nation. These excellent indicators of Bancorp's potential for profitability strongly support our corporate objectives and market segmentation strategy.

A healthy portion of North Georgia's diversified economy is based in the tourism and recreation industry. Shown at left, the alpine village of Helen, Georgia, attracts approximately three million visitors annually.

Population and household income growth are two indices in which Bancorp's affiliates have surpassed state averages. Bancorp's 14 counties have seen 65% of their 10-year population gains come through new people moving into the area (net migration). This is well above the Georgia average of 52% and is indeed one of the most positive demographic indices. It is a trend that is expected to continue and one that shows strong potential for growth of deposits, loans and other fee-based products. While the median household income for Bancorp's affiliate markets is slightly less than Georgia's and the United States', the past ten-year growth in median household income has exceeded that of the state and the nation.

It is expected that the area's median household income will come more in line with, and likely surpass, state and national averages as net migration increases, particularly with respect to retirees and second home purchases.

The economic indicators of North Georgia position Bancorp to grow profitably through a disciplined merger and acquisition strategy. The company's primary market is the 48-county North Georgia region which provides above-average growth potential that is as good as, if not better than, the current markets of Bancorp's affiliates. The company has the systems, management, financial strength and controls in place to continue to build a strong presence in North Georgia through friendly mergers. Acquisitions will continue to center on well-managed, profitable banks with a good presence in markets that are receptive to the company's retail and corporate business strategies.

During 1993, Bancorp's acquisition strategy focused on Northwest Georgia. Two new affiliates, the $36 million asset The Community Bank of Carrollton and the $52 million asset Bank of Villa Rica, both located in Carroll County, were added, and a third, the $134 million asset The Commercial Bank of Douglasville, signed a definitive agreement in late 1993. These banks, combined with First National Bank of Paulding County and The Citizens Bank, Cherokee County, also located in the Northwest region, place $462 million of the company's total assets in four of the system's most potentially lucrative markets. Management believes that these markets, in particular, offer a tremendous opportunity because of the impact from Atlanta's growth as it continues to attract high profile companies, conferences and events like the 1996 Summer Olympic Games. As metro- or metro-fringe counties, strong growth in population through net migration is also expected. First National Bancorp plans to continue pursuing acquisitions similar to those in Carroll County and Douglas County that offer such strong opportunity for growth.

TELLING THE BANCORP STORY.














                                   (Photo)

Success, ultimately, can best be measured by the performance of First National Bancorp stock, absolutely and relative to its banking peers. In this regard, management seeks to achieve a market price for Bancorp stock that reflects the company's operating performance and expectations. For an emerging company, investor relations play a major role in this goal.

Bancorp senior management enhanced its investor relations efforts in 1992 and 1993 through broker-sponsored, institutional presentations throughout the state and in New York, Boston, Baltimore and Philadelphia. During 1993, several investment firms joined the list of companies issuing research reports that reflect confidence in First National Bancorp. Management is appreciative of this recognition.

Georgia's poultry and egg industries are major players in the international export market. Service companies, like Georgia Freezer featured at the left, have a significant impact on the area's economy. In 1993 alone, over one-half billion pounds of poultry were blast-frozen, stored and distributed from Georgia Freezer's facilities.

To ensure that the Bancorp story is strongly communicated to potential investors, management intends to continue placing an emphasis on investor relations in 1994. Analysts and potential investors will continue to hear about the foundations that have been built for the company to excel as the changing banking industry comes into focus. First National Bancorp is a company with the right focus...a plan for profitability...the right organization...the proper framework for growth...and the right team...all supported by strong markets.

Bancorp is a company that has the vision, the ability, and the resources to make a difference. This is a company that has developed a clear, competitive advantage ... an advantage that will ensure attainment of its quest for excellence.


                           Stock Volumes-Quarterly
                                (in thousands)


                                   (Graph)




                          Price Per Share-Quarterly


                                   (Graph)

SENIOR OFFICERS OF BANCORP'S AFFILIATE BANKS


THE FIRST NATIONAL          FIRST NATIONAL BANK           GRANITE CITY BANK             THE FIRST NATIONAL BANK
BANK OF GAINESVILLE         OF WHITE COUNTY               Edward B. Hall                OF JACKSON COUNTY
Richard D. White            Sidney J. Woolen, III         President and CEO             Kelly G. Hillis
President                   President and CEO             F. Davis Arnette, Jr.         President and CEO
Bruce L. Barefoot           Coleman Allen                 Executive Vice President      James R. Shaw, Jr.
Executive Vice President    Executive Vice President                                    Executive Vice President

CITIZENS BANK,              FIRST NATIONAL BANK           FIRST NATIONAL BANK           THE CITIZENS BANK, TOCCOA
CHEROKEE COUNTY             OF HABERSHAM                  OF GILMER COUNTY              Robert A. Parker
Richard M. Zorn             Glenn C. Bell                 Billy R. Loudermilk           President and CEO
President and CEO           President and CEO             President and CEO             David C. King
A. R. Roberts, III          Eugene B. White               C. Wallace Sansbury           Executive Vice President
Executive Vice President    Executive Vice President      Executive Vice President

THE COMMUNITY BANK          THE PEOPLES BANK              BANK OF BANKS COUNTY          BANK OF VILLA RICA
OF CARROLLTON               OF FORSYTH COUNTY             George W. Evans               Fred L. O'Neal
Timothy I. Warren           Rocklyn E. Hunt               President and CEO             President and CEO
President and CEO           President and CEO             Steven R. Maney               George M. Ray
F. Elton Brooks             Louis J. Douglass, III        Executive Vice President      Executive Vice President
Executive Vice President    Executive Vice President

BANK OF CLAYTON             THE FIRST NATIONAL            PICKENS COUNTY BANK
William F. DeVane           BANK OF PAULDING              Dennis W. Burnette
President and CEO           COUNTY                        President and CEO
B. Allen Lancaster          C. B. Fair, III               Marc J. Greene
Executive Vice President    President and CEO             Executive Vice President
                            Becky S. Echols
                            Executive Vice President

















                                   (Photo)

FIRST

NATIONAL

BANCORP



CONSOLIDATED FINANCIAL STATEMENTS

Financial Highlights  . . . . . . . . . . . . . . . . . . . . . . . . .   18

Management's Discussion and Analysis of Financial Condition
and Results of Operations . . . . . . . . . . . . . . . . . . . . . . .   19

Selected Statistical Information  . . . . . . . . . . . . . . . . . . .   36

Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . .   37

Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . . . .   38

Consolidated Statements of Income . . . . . . . . . . . . . . . . . . .   39

Consolidated Statements of Shareholders' Equity . . . . . . . . . . . .   40

Consolidated Statements of Cash Flows . . . . . . . . . . . . . . . . .   41

Notes to Consolidated Financial Statements  . . . . . . . . . . . . . .   42

FINANCIAL HIGHLIGHTS

FIRST NATIONAL BANCORP AND SUBSIDIARIES
(dollars in thousands, except per share data)

                                                      1993          1992*     CHANGE     PERCENT
                                                    --------------------------------------------
FOR THE YEARS ENDED DECEMBER 31:
  Net income                                     $    25,922   $    22,830  $  3,092       13.54%
  Net interest income                                 85,562        79,250     6,312        7.96
  Net interest income (FTE)                           90,250        83,993     6,257        7.45
  Noninterest income                                  31,654        29,959     1,695        5.66
  Noninterest expense                                 79,356        67,290    12,066       17.93
  Provision for loan losses                            2,974        11,181    (8,207)     (73.40)
- -------------------------------------------------------------------------------------------------
PER SHARE DATA:
  Net income                                     $      1.69   $      1.51  $    .18       11.92%
  Dividends declared                                   .7050         .6400     .0650       10.16
  Book value                                           13.69         12.43      1.26       10.14
  Tangible book value                                  12.58         11.38      1.20       10.54
  Weighted average shares outstanding             15,361,244    15,158,805
  Shares outstanding at year end                  15,532,855    15,292,839
- ------------------------------------------------------------------------------------------------
FINANCIAL RATIOS:
  Return on average assets                              1.28%         1.20%      .08%
  Return on average equity                             13.36         12.63       .73
  Net interest margin                                   4.80          4.75       .05
  Primary capital to adjusted assets                   11.08         10.66       .42
  Allowance for loan losses to loans, net of
    unearned income:
      Including mortgage loans held for sale            1.66          1.94      (.28)
      Excluding mortgage loans held for sale            1.75          2.07      (.32)
- ------------------------------------------------------------------------------------------------
SELECTED BALANCES AS OF DECEMBER 31:
  Total assets                                   $ 2,087,530   $ 1,980,770  $106,760        5.39%
  Loans, net of unearned income:
    Including mortgage loans held for sale         1,269,747     1,217,695    52,052        4.27
    Excluding mortgage loans held for sale         1,204,386     1,139,491    64,895        5.70
  Allowance for loan losses                           21,073        23,589    (2,516)     (10.67)
  Investment securities                              536,116       492,958    43,158        8.75
  Deposits                                         1,716,191     1,679,696    36,495        2.17
  Other interest-bearing funds                       134,763        98,538    36,225       36.76
  Shareholders' equity                               212,603       190,140    22,463       11.81
- ------------------------------------------------------------------------------------------------
AVERAGE BALANCES:
  Total assets                                   $ 2,024,897   $ 1,910,300  $114,597        6.00%
  Loans, net of unearned income:
    Including mortgage loans held for sale         1,261,739     1,215,232    46,507        3.83
    Excluding mortgage loans held for sale         1,167,832     1,096,708    71,124        6.49
  Allowance for loan losses                           23,456        21,583     1,873        8.68
  Investment securities                              529,688       442,926    86,762       19.59
  Deposits                                         1,675,157     1,628,475    46,682        2.87
  Other interest-bearing funds                       139,602        88,757    50,845       57.29
  Shareholders' equity                               193,987       180,737    13,250        7.33
- ------------------------------------------------------------------------------------------------
ASSET QUALITY:
  Nonperforming assets as a percent of loans, net of
    unearned income plus other real estate              2.38%         3.06%     (.68)%
  Nonperforming loans as a percent
    of loans, net of unearned income                    1.64          2.13      (.49)
  Loans past due 90 days or more, still accruing, as a
    percent of loans, net of unearned income             .02           .05      (.03)
  Net loan charge-offs as a percent
    of average loans, net of unearned income             .44           .74      (.30)

- - Restated to include the results of Villa Rica Bancorp, Inc. and The Community Bank of Carrollton, accounted for as pooling-of-interests.




                    F I R S T N A T I O N A L B A N C O R P

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

CORPORATE PROFILE

     First National Bancorp ("Company"), a $2.1 billion multi-bank holding company with fifteen affiliate banks, 43 full service banking facilities located in North Georgia and 1,174 full-time equivalent employees, is the second largest bank holding company in Georgia headquartered outside metropolitan Atlanta. Effective May 31, 1993, the Company acquired all of the common stock of Villa Rica Bancorp, In., a bank holding company whose wholly-owned subsidiary was the Bank of Villa Rica, located in Carroll County, Georgia. Effective August 31, 1993, the Company acquired all of the common stock of The Community Bank of Carrollton, located in Carroll County, Georgia. On October 1, 1993, the Company signed a definitive merger agreement with Metro Bancorp, Inc., whose wholly-owned subsidiary is the $135 million asset, The Commercial Bank, Douglasville, located in Douglas County, Georgia. On January 19, 1994, the Company announced that it had signed a letter of intent to merge with Barrow Bankshares, whose wholly-owned subsidiary is the $54 million asset Barrow Bank & Trust, located in Barrow County, Georgia.

     The Company's markets are supported by favorable rail and highway systems, an abundance of natural resources and an adequate labor pool. All of the Company's markets are within 1 1/2 hours of metropolitan Atlanta via five major highway systems and most markets are within or border the southern end of the Appalachian mountains, providing access to superior recreational facilities and second/retirement home development. In terms of covered employment and wages, the Company's market area is well diversified. Strong population and household growth coupled with above average growth in household income bodes well for the region's demand for housing, services and retail products, all factors leading to above average growth in bankable assets. The region's economic base is diverse with no major boom or bust factors.

     With a 32% share of total deposits, the Company maintains a strong presence in the markets its affiliates serve. Company affiliates maintain a deposit market leadership position in six of the fourteen county markets (and a second or better position in eleven markets), providing the Company with a significant competitive base to profitably grow. It is management's intent to complement above average internal growth with an aggressive acquisition program, concentrating on well managed banks in growth markets as good as, if not better than, the current franchise. Attractive opportunities outside of North Georgia will be entertained, including out of state opportunities in North Carolina, South Carolina, Tennessee and Alabama.

     Earnings per share have grown from $.67 in 1983 (on an originally reported basis prior to acquisitions, restated for stock splits) to $1.69 in 1993, a compounded annual growth rate of 9.69%. For the same period, dividends per share have grown at a compounded annual rate of 18.12%. The Company has maintained an above average profitability profile with a past five year average return on assets of 1.29%. For the years ended 1992 and 1991, earnings reflected the national recession and moderate asset quality problems. During this period, management was dedicated to building a stronger foundation on which to move the Company forward, concentrating on enhanced delivery systems, credit process, internal controls, information technology and personnel. Management is of the opinion that the Company will return to an above average growth environment as the economic factors that drive the region's fortunes improve, although it would be unrealistic to anticipate future growth to mirror that of the 1980s.

     A primary capital ratio of 11.08% provides a sufficient base to support future growth. With a core funding to core loan and incremental funds to total funding ratios of 115.24% and 25.02% respectively, the Company's liquidity position is sound. In line with the industry, the Company's asset quality ratios have improved over the past year. With a nonperforming loan to total loan ratio of 1.64%, the Company's position is very manageable.

     Since 1985, the Company's stock has been traded on the Over the Counter National Market System under the symbol FBAC. As of September 30, 1993, institutional ownership was 3.88% of outstanding shares while insiders owned 16% of the shares. A majority of the Company's 6,500 shareholders reside in North Georgia.

     The following is a discussion of the Company's financial condition and results of its operations which should be read in conjunction with the Company's consolidated financial statements and related notes appearing elsewhere in this report. Where applicable and unless otherwise indicated, all originally reported financial information has been restated for the following acquisitions which were accounted for as poolings-of-interest.

     First National Bank of Paulding County            (1992)

     Villa Rica Bancorp, In.                           (1993)

     The Community Bank of Carrollton                  (1993)

                    F I R S T N A T I O N A L B A N C O R P

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

PERFORMANCE OVERVIEW

     Net income for 1993 totaled $25.9 million, compared to $22.8 million for 1992, an increase of 13.54%. Net income per share in 1993 was $1.69 compared to $1.51 reported in 1992, an increase of 11.92%. The return on average equity increased from 12.63% in 1992 to 13.36% in 1993.

SELECTED FINANCIAL DATA
TABLE 1
(dollars in thousands, except per share data)

                                                                YEAR ENDED                                1992 TO 1993
                                                                DECEMBER 31                                  CHANGE
                               -------------------------------------------------------------------------------------------
                                     1993            1992            1991          1990        1989     AMOUNT   PERCENT
                               -------------------------------------------------------------------------------------------
RESULTS OF OPERATION:
Interest income                  $  146,866       $ 152,420      $  169,975     $ 178,014  $  166,412   $ (5,554)    (3.64)%
Tax equivalent adjustment (a)         4,688           4,743           4,760         5,247       5,836        (55)    (1.16)
- --------------------------------------------------------------------------------------------------------------------------
Interest income (tax
  equivalent)                       151,554         157,163         174,735       183,261     172,248     (5,609)    (3.57)
Interest expense                     61,304          73,170          97,287       108,651     101,291    (11,866)   (16.22)
- --------------------------------------------------------------------------------------------------------------------------
  Net interest income                90,250          83,993          77,448        74,610      70,957      6,257      7.45
Noninterest income                   31,654          29,959          26,083        22,103      16,227      1,695      5.66
- --------------------------------------------------------------------------------------------------------------------------
  Total revenue                     121,904         113,952         103,531        96,713      87,184      7,952      6.98
Provision for loan losses             2,974          11,181           9,870        13,893       5,839     (8,207)   (73.40)
Noninterest expenses                 79,356          67,290          62,167        52,680      46,802     12,066     17.93
- --------------------------------------------------------------------------------------------------------------------------
Income before taxes                  39,574          35,481          31,494        30,140      34,543      4,093     11.54
Tax equivalent adjustment             4,688           4,743           4,760         5,247       5,836        (55)    (1.16)
Income taxes                          8,964           7,908           6,548         5,915       6,737      1,056     13.35
- --------------------------------------------------------------------------------------------------------------------------
Net income                       $   25,922      $   22,830      $   20,186    $   18,978  $   21,970   $  3,092     13.54%
==========================================================================================================================
PER SHARE DATA:
Net Income                       $     1.69      $     1.51      $     1.34    $     1.26  $     1.46
Cash dividends declared          $     .705      $      .64      $      .55    $      .46  $      .39
Dividend payout ratio                 41.72%          42.38%          41.04%        36.51%      26.71%
Book value                       $    13.69      $    12.43      $    11.51    $    10.67  $     9.83

YEAR END BALANCES:
Total assets                     $2,087,530      $1,980,770      $1,847,242    $1,793,954  $1,654,267   $106,760      5.39%
Loans, net of unearned
  income                          1,269,747       1,217,695       1,179,621     1,124,808   1,053,085     52,052      4.27
Earning assets                    1,909,891       1,830,031       1,694,642     1,650,801   1,517,928     79,860      4.36
Allowance for loan losses            21,073          23,589          19,911        19,142      13,060     (2,516)   (10.67)
Deposits and other interest
  bearing funds                   1,850,954       1,778,234       1,661,306     1,615,035   1,490,784     72,720      4.09
Long-term debt                       57,867           9,370           5,572         6,533       5,106     48,497    517.58
Shareholders' equity                212,603         190,140         173,846       160,972     148,434     22,463     11.81

AVERAGE BALANCES:
Total assets                     $2,024,897      $1,910,300      $1,794,658    $1,731,468  $1,560,630   $114,597      6.00
Loans, net of unearned
  income                          1,261,739       1,215,232       1,153,439     1,093,211     996,414     46,507      3.83
Earning assets                    1,880,095       1,768,200       1,652,763     1,585,296   1,432,843    111,895      6.33
Allowance for loan losses            23,456          21,583          19,496        14,347      11,575      1,873      8.68
Deposits and other interest
  bearing funds                   1,814,769       1,717,232       1,611,741     1,562,066   1,407,439     97,527      5.68
Shareholders' equity                193,987         180,737         167,084       156,052     139,885     13,250      7.33

FINANCIAL RATIOS:
Return on average assets               1.28%           1.20%           1.12%         1.10%       1.41%
Return on average
  equity                              13.36           12.63           12.08         12.16       15.71
Net interest margin                    4.80            4.75            4.69          4.71        4.95
Overhead ratio                        65.48           60.33           60.29         54.54       53.70
Primary capital to assets             11.08           10.66           10.38          9.93        9.69
Average equity to
  average assets                       9.58            9.46            9.31          9.01        8.96

(a) Calculated assuming a 35% tax rate for 1993 and a 34% tax rate for 1992, 1991, 1990, and 1989.

                    F I R S T N A T I O N A L B A N C O R P

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     Total year end assets increased from $1.98 billion to a record $2.09 billion. Core loans and core deposits increased 5.70% and 1.30%, respectively.

     The return on average assets increased from 1.20% in 1992 to 1.28% in 1993, influenced primarily by the 44 basis point decrease in the provision for loan losses, although other factors contributed to a lesser extent as shown below:

ANALYSIS OF RETURN ON AVERAGE ASSETS
TABLE 2
(dollars in thousands)

                                                 PERCENT OF                    PERCENT OF
YEARS ENDED                                       AVERAGE                        AVERAGE
DECEMBER 31                        1993            ASSETS           1992          ASSETS
- -----------------------------------------------------------------------------------------
Average Assets                  $ 2,024,897                      $1,910,300

Net interest
     income,
     tax equivalent             $    90,250            4.46 %    $   83,993          4.40 %
Noninterest
     income                          31,654            1.56          29,959          1.57
- -----------------------------------------------------------------------------------------
     Total revenue                  121,904            6.02         113,952          5.97
Noninterest
     expenses                       (79,356)          (3.92)        (67,290)        (3.52)
Income prior to
     provision for
     loan losses and
     income taxes                    42,548            2.10          46,662          2.45
Provision for
     loan losses                     (2,974)           (.15)        (11,181)         (.59)
Income taxes and
     tax equivalent
     adjustment                     (13,652)           (.67)        (12,651)         (.66)
- ------------------------------------------------------------------------------------------
           Net income           $    25,922            1.28 %    $   22,830          1.20 %
=========================================================================================

         Net interest income as a percentage of average assets increased slightly as the Company's net interest margin grew from 4.75% in 1992 to 4.80% in 1993.

         The material change in the provision for loan losses was driven by significant improvement in the Company's asset quality.

         Noninterest expense ratios were influenced by increases in salaries and employee benefits, amortization of the capitalized cost of mortgage loan servicing rights, and other miscellaneous expenses.

         The following sections highlight in greater detail various aspects of the Company's 1993 performance.


FINANCIAL CONDITION
         The Company manages its balance sheet to maximize long-term earnings opportunities while maintaining the integrity of its financial position and quality of earnings. In this regard, management allocates earning assets and total funding into core and incremental considerations. Core earning assets represent commercial and retail loans. Incremental earning assets include first mortgage loans held for sale, investment portfolio securities, interest-bearing deposits with financial institutions and federal funds sold, generally lower margin business than core earning assets. Incremental funding includes federal funds purchased, repurchase agreements, treasury tax and loan notes, certificates of deposit greater than $100,000, long-term debt, and all other liabilities considered by management to be potentially volatile. Core funding includes all funds not considered incremental--basically funding that is supported by multiple banking relationships. Consequently, core funding sources may be considered more stable and generally carry a lower funding cost. All noninterest-bearing demand deposits are considered core funds.

         The following provides a summary analysis of the changes in the Company's balance sheet for the year ended December 31, 1993, as compared to December 31, 1992.


                    F I R S T N A T I O N A L B A N C O R P

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

ANALYSIS OF BALANCE SHEET CHANGES
TABLE 3
(dollars in thousands)

                                   1993            1992      CHANGE     PERCENT
                                   ----------------------------------------------
EARNING ASSETS:
Core earning assets:
   Commercial loans             $  559,229     $  539,482    $ 19,747        3.66 %
   Retail loans                    617,305        589,380      27,925        4.74
   Other core loans                 27,852         10,629      17,223      162.04
- ---------------------------------------------------------------------
      Total core
         earning
         assets                  1,204,386      1,139,491      64,895        5.70
- ---------------------------------------------------------------------
Incremental
      earning assets:
   First mortgage
      loans held for
      sale                          65,361         78,204     (12,843)     (16.42)
   Investment
      securities                   536,116        492,958      43,158        8.76
   Interest-bearing
      deposits with
      financial
      institutions                  68,157         66,881       1,276        1.91
   Federal funds
      sold and
      repurchase
      agreements                    35,871         52,497     (16,626)     (31.67)
- ---------------------------------------------------------------------
   Total
      incremental
      earning
      assets                       705,505        690,540      14,965        2.17
- ---------------------------------------------------------------------
Total earning assets            $1,909,891     $1,830,031    $ 79,860        4.36 %
=====================================================================
DEPOSITS AND
FUNDS:
Core funds:
   Demand deposits              $  280,037     $  239,709    $ 40,328       16.82 %
   Interest-bearing
      checking                     167,955        148,052      19,903       13.44
   Century Service
      and IMMA                     300,557        322,659     (22,102)      (6.85)
   Statement savings                77,938         69,747       8,191       11.74
   Certificates less
      than $100,000
      and IRAs                     561,446        589,963     (28,517)      (4.83)
- ---------------------------------------------------------------------
      Total core
        funds                    1,387,933      1,370,130      17,803        1.30
- ---------------------------------------------------------------------
Incremental funds:
   Certificates over
      $100,000                     146,416        173,745     (27,329)     (15.73)
   Other large
      deposits                     181,842        135,821      46,021       33.88
   Federal funds
      purchased                     43,945         47,989      (4,044)      (8.43)
   Repurchase
      agreements                    19,144         28,070      (8,926)     (31.80)
   Other short-term
      borrowings                    13,807         13,109         698        5.32
   Long-term debt                   57,867          9,370      48,497      517.58
- ---------------------------------------------------------------------
      Total
         incremental
         funds                     463,021        408,104      54,917       13.46
- ---------------------------------------------------------------------
      Total funds               $1,850,954     $1,778,234    $ 72,720        4.09 %
=====================================================================

         In 1993, the Company experienced modest balance sheet growth, with year end assets increasing $106.8 million or 5.39% as the Company's service area continued to experience low loan demand and management decided to leverage the Company's balance sheet with additional incremental funding arbitrages. Total funds growth was less at $72.7 million or 4.09%. Given slow core loan demand, it was the Company's strategy to maintain a deposit maintenance rather than an acquisition profile in core funding with any additional funding provided by incremental sources.

CORE EARNING ASSETS
         Period end core earning assets increased $64.9 million or 5.70%, reflecting the weak economic environment in commercial lending. Although management anticipates a stronger increase in core lending in 1994, attainment of better growth is dependent on, at a minimum, stability in the economic environment. The majority of 1994 core loan growth is anticipated to come from the commercial and real estate sectors with a modest rebound in retail lending activity.

                    F I R S T N A T I O N A L B A N C O R P

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

         The following further breaks down the total loan portfolio over the past five years.

ANALYSIS OF CORE EARNING ASSETS
TABLE 4
(dollars in thousands)

                                                                                          DECEMBER 31
                                                           ------------------------------------------------------------------
                                                               1993          1992            1991          1990          1989
                                                           ------------------------------------------------------------------
Commercial, financial and agricultural                   $  407,132    $  433,103      $  439,658    $  423,002    $  368,812
Installment and single payment
  individual                                                346,797       287,214         255,513       285,730       272,849
Real estate--mortgage                                       378,280       377,309         333,680       323,262       316,452
Real estate--construction                                    88,630        59,520          58,783        48,536        58,257
Less: Unearned income                                       (16,453)      (17,655)        (16,727)      (17,879)      (14,068)
- -----------------------------------------------------------------------------------------------------------------------------
    Total core loans                                      1,204,386     1,139,491       1,070,907     1,062,651     1,002,302
Less: Allowance for loan losses                             (21,073)      (23,589)        (19,911)      (19,142)      (13,060)
- -----------------------------------------------------------------------------------------------------------------------------
    Net core loans                                        1,183,313     1,115,902       1,050,996     1,043,509       989,242
Mortgage loans held for sale                                 65,361        78,204         108,714        62,157        50,783
- -----------------------------------------------------------------------------------------------------------------------------
    Net loans                                            $1,248,674    $1,194,106      $1,159,710    $1,105,666    $1,040,025
=============================================================================================================================

         Mortgage loans held for sale are not considered core loans. However, they are reflected in the table above and are discussed below.

         The Company maintains no foreign or highly leveraged transaction loans.

         The amount of total loans outstanding for selected categories as of December 31, 1993, based on remaining scheduled repayments of principal, are shown by maturity in the following table.

LOAN PORTFOLIO MATURITY
TABLE 5
(dollars in thousands)

                                      AFTER 1 BUT
DECEMBER 31, 1993   WITHIN 1 YEAR   WITHIN 5 YEARS   AFTER 5 YEARS     TOTAL
- -------------------------------------------------------------------------------
Selected loan
categories:
  Commercial,
  financial and
  agricultural           $160,615       $244,563         $1,954       $407,132
Real estate--
  construction             88,630             --             --         88,630
- --------------------------------------------------------------------------------
    Total loans          $249,245       $244,563         $1,954       $495,762
================================================================================
Loans with floating
  or adjustable
  interest rates                        $132,507         $1,682
Loans with fixed
  interest rates                         112,056            272
- -------------------                     -----------------------

    Total loans                         $244,563         $1,954
===================                     =======================

INCREMENTAL EARNING ASSETS
     Incremental earning assets grew $15.0 million, or 2.17%. The modest increase in incremental earning assets was primarily based on the Company's investment portfolio which increased $43.2 million, with offsetting decreases of $16.6 million in federal funds sold and a decrease of $12.8 million in mortgage loans held for sale.

     It is the Company's policy not to retain long-term fixed rate residential mortgage loans for its own portfolio. Mortgage loans are securitized and sold in the secondary market. The Company's portfolio of mortgage loans held for sale is substantially hedged against unfavorable interest rate swings through the use of a combination of options contracts, futures contracts and forward sales agreements.

     The Company's portfolio of residential mortgages serviced for others totaled $1.039 billion compared to $.999 billion a year ago. It is the Company's objective for the amount of purchased and excess mortgage loan servicing rights not to exceed 25% of the stated capital of the Company's lead bank, The First National Bank of Gainesville.


                    F I R S T N A T I O N A L B A N C O R P

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The following table presents the carrying value of investment securities for the past three years. Although interest-bearing deposits with financial institutions and federal funds sold are not formally classified as investment securities in the consolidated financial statements, management considers these assets as a part of the total managed pool of incremental earning assets and consequently are shown in the following table of investments.

CARRYING VALUE OF INVESTMENTS
TABLE 6
(in thousands)

                                              DECEMBER 31
                                ----------------------------------
                                      1993        1992      1991
                                ----------------------------------
Securities available-for-sale:
 U.S. Treasury                    $  8,155    $ 10,337  $   --
 U.S. Government agencies           31,465        --        --
  Mortgage-backed securities:
    Fixed rate                     122,756      19,242      --
    Adjustable rate                232,694        --        --
  Corporate bonds                      563        --        --
  State and municipal                3,146         445      --
  Other investments                  4,901         129      --
- ----------------------------------------------------------------
    Total securities
      available-for-sale           403,680      30,153      --
- ----------------------------------------------------------------

Securities held-to-maturity:
  U.S. Treasury                       --        17,710     7,103
  U.S. Government agencies            --        47,758    35,967
  Mortgage-backed securities:
   Payments receivable                --          --       1,673
    Fixed rate                        --        48,648   108,192
    Adjustable rate                   --       234,604   122,445
  State and municipal              132,436     111,435   105,298
  Other investments                   --         2,650     1,922
- ----------------------------------------------------------------
Investment securities
  held-to-investments              132,436     462,805   382,600
- ----------------------------------------------------------------

Federal funds sold                  35,871      52,497    73,407
Interest-bearing deposits in other
  financial institutions            68,157      66,881    59,014
- ----------------------------------------------------------------
    Total investments             $640,144    $612,336  $515,021
- ----------------------------------------------------------------

     Federal funds sold, interest-bearing deposits in other financial institutions and U.S. Treasuries and Government agencies are held primarily for liquidity purposes while mortgage-backed securities are held primarily for income purposes. The mortgage-backed security distribution between adjustable and fixed rate securities is determined by rate sensitivity requirements. The portfolio distribution between treasuries, agencies, mortgage-backed and state and municipal securities during 1994, is not anticipated to change significantly compared to the December 31, 1993, distribution.

         The December 31, 1993, market value of held-to maturity investment securities as a percent of book value was 109.36%, up from 103.60% in 1992. The market value of the portfolio of held-to-maturity investment securities will change as interest rates change and such unrealized gains or losses will not flow through the income statement unless the related securities are called. Net gains on the sales of investment securities during 1993 resulted from the early calls of state and municipal securities and management's decision to sell mortgage-backed securities with small remaining principal amounts (under $1.0 million) and replace them with larger securities.

         The following table presents the current distribution of the total portfolio by average maturity/earliest repricing date and average yields (for all obligations on a fully taxable basis assuming a 35% tax rate) at December 31, 1993. Where applicable, the earliest repricing date, rather than maturity, is indicated, as it is the repricing date and not the maturity date that provides the greatest influence to changes in net income. This treatment is primarily applicable to adjustable-rate mortgage backed securities. Maturity for fixed rate mortgage-backed securities is defined as the average maturity rather than final life for purposes of the following presentation. The use of average life reflects, more accurately, the cash flow and repricing opportunities.

                    F I R S T N A T I O N A L B A N C O R P

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

AVERAGE MATURITY OR EARLIEST REPRICING DISTRIBUTION OF INVESTMENTS
TABLE 7
(dollars in thousands)

                                                                          DECEMBER 31,1993
                                               --------------------------------------------------------------------------
                                                                   AFTER 1 BUT       AFTER 5 BUT
                                                WITHIN 1 YEAR     WITHIN 5 YEARS    WITHIN 10 YEARS      AFTER 10 YEARS
                                               --------------------------------------------------------------------------
                                               AMOUNT    YIELD   AMOUNT    YIELD    AMOUNT    YIELD      AMOUNT   YIELD
                                               --------------------------------------------------------------------------
Investment securities available-for-sale:
  U. S. Treasury                             $  3,057    5.11%   $  4,033    6.34%  $ 1,065    8.24%    $      --     --%
  U. S. Government agencies                     3,687    6.98      15,369    5.21    12,409    7.20            --     --
  Mortgage-backed securities:
    Fixed rate                                  1,561    8.77     112,875    7.15     7,545    7.55           775   7.30
    Adjustable rate                           232,694    5.46          --      --        --      --            --     --
  Corporate bonds                                  --      --         563    8.84        --      --            --     --
  State and municipal                           1,049    9.19         728   12.09       407   12.01           962   6.62
  Other investments                                --      --          --      --        --      --         4,901   5.05
- -------------------------------------------------------------------------------------------------------------------------
      Total investment securities
      available-for-sale                      242,048    5.52     133,568    6.94    21,426    7.47         6,638   4.69
- -------------------------------------------------------------------------------------------------------------------------
State and municipal held-to-maturity            7,505   11.77      53,516   12.79    13,917   11.34        57,498  10.32
Federal funds sold                             35,871    3.50          --      --        --      --            --     --
Interest-bearing deposits in other financial
  institutions                                 66,673    3.86       1,484    4.86        --      --            --     --
- -------------------------------------------------------------------------------------------------------------------------
      Total investments                      $352,097    5.13%   $188,568    8.58%  $35,343    8.99%    $  64,136   9.74%
=========================================================================================================================

     The composition and maturity/repricing distribution of the investment portfolio is subject to change depending on the rate sensitivity, capital and liquidity needs.

     The following table presents the current distribution of the total portfolio by maturity date, expected principal repayments and average yields (for all obligations on a fully taxable basis assuming a 35% tax rate) at December 31, 1993.

MATURITY OF INVESTMENTS (SECURITIES AND OTHER FUNDS)
TABLE 8
(dollars in thousands)

                                                                         DECEMBER 31, 1983
                                               --------------------------------------------------------------------------
                                                                  AFTER 1 BUT       AFTER 5 BUT
                                                WITHIN 1 YEAR    WITHIN 5 YEARS    WITHIN 10 YEARS       AFTER 10 YEARS
                                               --------------------------------------------------------------------------
                                               AMOUNT    YIELD   AMOUNT    YIELD   AMOUNT    YIELD       AMOUNT   YIELD
                                               --------------------------------------------------------------------------
Investment securities available-for-sale:
  U. S. Treasury                             $  3,057     5.11%   $ 4,033     6.34%  $ 1,065    8.24%   $      --     --%
  U. S. Government agencies                     3,687     6.98     15,369     5.21    12,409    7.20           --     --
  Mortgage-backed securities:
    Fixed rate                                     --       --      5,882     8.28    27,814    7.17       89,060   7.20
    Adjustable rate                                --       --         --       --     1,959    5.84      230,735   5.46
  Corporate bonds                                  --       --        563     8.84        --      --           --     --
  State and municipal                           1,049     9.19        728    12.09       407   12.01          962   6.62
  Other investments                                --       --         --       --        --      --        4,901   5.05
- -------------------------------------------------------------------------------------------------------------------------
      Total investment securities
      available-for-sale                        7,793     5.30     26,575     6.00    43,654    7.08      325,658   5.91
- -------------------------------------------------------------------------------------------------------------------------
State and municipal held-to-maturity            7,505    11.77     53,516    12.79    13,917   11.34       57,498   6.71
Federal funds sold                             35,871     3.50         --       --        --      --         --       --
Interest-bearing deposits in other financial
  institutions                                 66,673     3.86      1,484     4.86        --      --         --       --
- -------------------------------------------------------------------------------------------------------------------------
      Total investments                      $117,842     4.35%   $81,575    10.44%  $57,571    8.11%   $ 383,156   6.57%
=========================================================================================================================

CORE FUNDING
     The average amount of, and average rate paid on, total core and incremental deposits by category for the last three years is listed below.

CORE AND INCREMENTAL DEPOSITS
TABLE 9
(dollars in thousands)

                                                                YEAR ENDED DECEMBER 31
                                           -----------------------------------------------------------
                                                     1993                1992                 1991
                                           -----------------------------------------------------------
                                               AMOUNT     RATE      AMOUNT   RATE       AMOUNT    RATE
                                           -----------------------------------------------------------
Noninterest-bearing demand deposits        $  254,436       --  $  220,838     --   $  182,361      --
Savings, NOW and IMMA deposits                538,267     2.75%    504,665   3.35%     431,642    5.30%
Time deposits                                 882,454     4.69     902,972   5.85      923,175    7.58
- ------------------------------------------------------------------------------------------------------
   Total average deposits                   1,675,157     3.35% $1,628,475   4.28%  $1,537,178    6.04%
======================================================================================================


                    F I R S T N A T I O N A L B A N C O R P

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     Core funding increased $17.8 million or 1.30% in 1993, substantially less than the dollar and percent increase in core earning assets. Approximately 16.82% of the growth was attributable to noninterest-bearing demand deposits, mostly associated with escrow deposits retained with the Company's portfolio of mortgage loans serviced for others. However, the Company did experience net balance increases in interest-bearing transaction accounts, but experienced a drop in certificates of deposit less than $100,000 due to the higher level of interest rates in the market for alternative products.

INCREMENTAL FUNDING
         Period end incremental funding increased $54.9 million or 13.46%, due primarily to profitable arbitrage opportunities with Federal Home Loan Bank advances. The Company's portfolio of certificates of deposit in excess of $100,000 declined by $27.3 million and repurchase agreements declined by $8.9 million. In the current economic environment, management does not anticipate sufficiently profitable incremental earning asset investment opportunities and consequently does not anticipate material growth in the incremental funding portfolio. However, through its lead bank, the Company will increase its advances from the Federal Home Loan Bank system potentially utilizing up to $40 million in additional intermediate-term borrowing to support a growing book of adjustable rate and five to seven year balloon first mortgage loans.

         Management endeavors to maintain a core funding to core earning assets ratio greater than 100%. Additionally, the Company's liquidity policy requires that incremental funding as a percentage of total funding not exceed 40%. Although the December 31, 1993, incremental funds to total funds ratio of 25.02% provides room for expansion of incremental funding, management does not anticipate this ratio increasing materially.

         The December 31, 1993, maturity distribution of incremental funding is as follows:

MATURITY OF INCREMENTAL FUNDING
TABLE 10
(in thousands)

                                     LESS THAN   3 MONTHS TO 6 MONTHS TO MORE THAN
                                     3 MONTHS     6 MONTHS    12 MONTHS  12 MONTHS   TOTAL
                                    -------------------------------------------------------
Certificates greater than $100,000   $ 57,592      $29,103   $37,896   $ 21,825    $146,416
Other large deposits                   82,103       46,333    24,162     29,244     181,842
Securities sold under agreements
  to repurchase                         5,446       11,588       767      1,343      19,144
Federal funds purchased                43,945           --        --         --      43,945
Other short-term borrowing             13,807           --        --         --      13,807
Long-term debt                             --           --       614     57,253      57,867
- -------------------------------------------------------------------------------------------
  Total incremental funding          $202,893      $87,024   $63,439   $109,665    $463,021
===========================================================================================


     Federal funds purchased represent overnight or short-term borrowing transactions. Securities sold under agreements to repurchase generally represent short-term borrowing transactions with terms of 180 days or less. The following summarizes pertinent data related to these short-term borrowings for the past three years:

SHORT-TERM BORROWINGS
TABLE 11
(dollars in thousands)

                                         YEARS ENDED DECEMBER 31
                                     -------------------------------
                                        1993         1992      1991
                                     -------------------------------
Balance at end of year               $ 63,089      $76,059   $87,479

Weighted average interest
  rate at end of year                    4.90%        3.78%     5.25%

Maximum month-end
  balance during the year             153,069      $94,606   $87,479

Weighted average daily
  balance                            $ 95,926      $75,182   $59,909

Average interest rate
 during the year                         3.22%        3.83%     6.02%

                    F I R S T N A T I O N A L B A N C O R P

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
NET INTEREST INCOME
     Growth in tax equivalent net interest income is derived through growth in earning assets and the change in the net interest margin. The following table shows the change in net interest income for the past two years due to a shift in volume and rate.

CHANGE IN NET INTEREST INCOME, TAX EQUIVALENT BASIS
TABLE 12
(dollars in thousands)

                                                  1992 to 1993                         1991 to 1992
                                                  CHANGE DUE TO                         CHANGE DUE
                                                  ---------------                      -------------
                                                 VOLUME      RATE      TOTAL          VOLUME      RATE       TOTAL
                                                 -----------------------------------------------------------------
INTEREST INCOME:
  Interest-bearing deposit in other
    financial institutions                      $    68  $   (821)     $  (753)    $    10      $ (1,532)   $ (1,522)
  Loans, net                                      4,330    (9,923)      (5,593)      6,646       (19,562)    (12,916)
  Taxable investment securities                   4,579    (3,377)       1,202       3,948        (6,115)     (2,167)
  Nontaxable investment securities                1,574    (1,158)         416         435          (484)        (49)
  Federal funds sold                               (674)     (206)        (880)          4          (923)       (919)
- --------------------------------------------------------------------------------------------------------------------
    Total interest income                         9,877   (15,485)      (5,608)     11,043       (28,616)    (17,573)
- --------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE:
  Savings and IMMA deposit                        1,071    (3,164)      (2,093)      3,420        (9,378)     (5,958)
  Time deposits                                  (1,177)  (10,329)     (11,506)     (1,501)      (15,620)    (17,121)
  Federal funds purchased and securities sold
    under agreements to repurchase                  714      (500)         214         782        (1,513)       (731)
  Other borrowed funds                            1,391       128        1,519         (58)         (249)       (307)
- --------------------------------------------------------------------------------------------------------------------
    Total interest expense                        1,999   (13,865)     (11,866)      2,643       (26,760)    (24,117)
- --------------------------------------------------------------------------------------------------------------------
    Net interest income, tax equivalent basis   $ 7,878  $ (1,620)     $ 6,258      $ 8,400       $ (1856)  $  6,544
====================================================================================================================


     The change in interest due to both rate and volume has been allocated to the volume and rate components in proportion to the relationship of the absolute dollar amounts of the change in each.

     Net interest income for 1993 increased $6.3 million or 7.96%, driven by an average earning asset growth of 6.33% and a five basis point margin improvement from 4.75% to 4.80%. The margin increased despite pressure from the lower interest rate environment. The net interest income increase was attributable to the positive change in the yield spread as the cost of interest-bearing liabilities fell 96 basis points against a drop in the earning asset yield of 83 basis points.
     In comparison, net interest income for 1992 increased $6.5 million or 8.45%. The increase was due mainly to the 6.98% increase in average earning assets, coupled with a six basis point increase in the margin from 4.69% in 1991 to 4.75% in 1992.
     The margin trend for the past eight quarters has been relatively stable despite the rapid drop in market and administered rates, confirming the Company's matched rate sensitivity profile.
     Although a slightly higher average interest rate environment is anticipated in 1994 compared to 1993, management anticipates a modest increase in the net interest margin as higher costing certificates of deposits are repriced. The increased margin, combined with moderate earning asset growth may provide the fundamentals for growth in net interest income to exceed that experienced in 1993.


                    F I R S T N A T I O N A L B A N C O R P

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

NONINTEREST INCOME
   Noninterest income comparisons are as follows:

ANALYSIS OF CHANGE IN NONINTEREST INCOME
TABLE 13

(dollars in thousands)                                   INCREASE/(DECREASE)                     INCREASE/(DECREASE)
                                                         -------------------                     ------------------
                                                  1993     AMOUNT    PERCENT       1992         AMOUNT     PERCENT         1991
                                                --------------------------------------------------------------------------------
Fees for trust services                         $ 2,250   $  (148)     (6.17)%   $ 2,398        $ (212)      (8.12)%     $ 2,610
Service charges on deposit accounts               8,469     1,625      23.74       6,844          (300)       4.20         7,144
Net gains on sales of investment
  securities                                        711    (1,695)    (70.45)      2,406         2,010      507.58           396
Insurance premiums and commissions                1,046      (129)    (10.98)      1,175          (126)      (9.70)        1,301
Mortgage loan and other related fees             11,633      (145)     (1.23)     11,778           396        3.48        11,382
Other noninterest income                          7,545     2,187      40.82       5,358         2,108       64.90         3,250
- --------------------------------------------------------------------------------------------------------------------------------
  Total noninterest income                      $31,654   $ 1,695       5.66%    $29,959        $3,876       14.86%      $26,083
================================================================================================================================

Noninterest income as a percent of
  average assets                                   1.56%                            1.57%                                   1.45%
                                                ========                         ========                                ========

     Noninterest income for 1993 increased only 5.66% or $1.7 million, the result of the following key influences:

       - A significant contribution from service charges, up $1.6 million. While the Ball Ground acquisition in the fourth quarter of 1992 (accounted for as a purchase) contributed to the income increase, some improvement was made from increases in service charges.
       - $711 thousand in net security gains in 1993 compared to $2.4 million in 1992. Security gains resulted from management's emphasis on eliminating smaller, illiquid mortgage-backed security positions and early calls on selected securities.
       - A significant increase in other noninterest income driven by increases in gains on sales of mortgage servicing rights and gains on the sale of mortgages in the secondary market.

     Noninterest income for 1992 increased 14.86%, or $3.9 million. Approximately 51% of the increase was attributable to gains on the sales of investment securities which increased $2.0 million and the remainder from mortgage banking operations, due to the high level of refinance activity as rates dropped sharply from 1991 levels.
     Management anticipates noninterest income to decline in 1994 due to a reduction in gains on the sale of mortgage servicing rights and lower gains on the sale of mortgages in the secondary market as well as lower gains from the sale of investment securities.

ANALYSIS OF NONINTEREST EXPENSE
TABLE 14

(dollars in thousands)                                     INCREASE/(DECREASE)                  INCREASE/(DECREASE)
                                                           -------------------                  -------------------
                                                  1993     AMOUNT    PERCENT       1992         AMOUNT     PERCENT         1991
                                                --------------------------------------------------------------------------------
Salaries and employee benefits                  $39,426   $ 6,398      19.37%    $33,028       $ 1,527        4.85%      $31,501
Furniture and equipment                           5,689     1,044      22.48       4,645           203        4.57         4,442
Net occupancy                                     4,127       (99)     (2.34)      4,226           872       26.00         3,354
Promotional                                       1,604       226      16.40       1,378           143       11.58         1,235
Postage, telephone and stationery                 4,592       291       6.77       4,301           510       13.45         3,791
Amortization of mortgage loan
     servicing rights                             3,311    (1,634)    (33.04)      4,945         4,315      684.92           630
Other:
  FDIC insurance premiums                         3,828       214       5.92       3,614           358       11.00         3,256
  Amortization of goodwill                          681        --         --         681            60        9.66           621
  Other                                          16,098     5,626      53.72      10,472        (2,865)     (21.48)       13,337
- --------------------------------------------------------------------------------------------------------------------------------
  Total noninterest expense                     $79,356   $12,066     17.93%     $67,290       $ 5,123       8.24%       $62,167
================================================================================================================================

Noninterest expense as a percent of
   average assets                                 3.92%                            3.52%                                   3.46%
                                                =======                          =======                                 =======

Overhead ratio                                   65.48%                           60.32%                                  60.29%
                                                =======                          =======                                 =======

                    F I R S T N A T I O N A L B A N C O R P

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

NONINTEREST EXPENSE
       Noninterest expense for 1993 increased $12.1 million or 17.93%. The increase was heavily influenced by higher expenses associated with the Company's mortgage lending and servicing activities and initial expenses associated with the data processing conversion from an in-house system to an outsourcing environment.
       The Company's primary measure of operating efficiency is the overhead ratio, calculated by dividing noninterest expenses by total net revenue (FTE) less securities transactions. The current overhead ratio of 65.48% was up from the 60.32% in 1992. Given the impact of the Company's mortgage banking operations, the overhead ratio is a much better indicator of expense control and management than absolute noninterest expense comparisons and the ratio of noninterest expenses to average assets.
       Noninterest expense growth in 1994 should moderate from that experienced in 1993 although expense pressures in employee salaries and benefits will continue. Management anticipates the overhead ratio to decline in 1994.
       Total noninterest expenses increased $5.1 million in 1992 over 1991. Material contributing factors included: salaries and benefits, mortgage loan expenses, and FDIC premiums.

INCOME TAXES
       As reported in the Company's Consolidated Statements of Income, the Company's income before income taxes and cumulative effect of accounting change for financial statement purposes increased to $34.9 million in 1993, up from $30.7 million in 1992, an increase of $4.2 million, or 13.68%. The effective tax rate for the Company decreased slightly to 25.69% in 1993 from 25.72% in 1992 and 24.49% in 1991. The Company adopted Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, effective January 1, 1993, and has reported the cumulative effect of that change in the method of accounting for income taxes, aggregating $160,000, in the 1993 Consolidated Statements of Income. See Note 9 to the Company's consolidated financial statements for an analysis of income taxes.

ASSET QUALITY
       The Company monitors and manages asset quality according to various risk elements, summarized below:

RISK ELEMENTS
TABLE 15
(dollars in thousands)

                                                                                   DECEMBER 31
                                                            -----------------------------------------------------------
                                                              1993         1992        1991           1990        1989
                                                            -----------------------------------------------------------
Nonperforming loans:
  Nonaccrual loans                                          $20,509      $23,316     $29,185        $15,414     $8,582
  Renegotiated loans                                            364        2,645         217            194         48
- -----------------------------------------------------------------------------------------------------------------------

    Total nonperforming loans                                20,873       25,961      29,402         15,608       8,630
  Other real estate                                           9,532       11,655       9,653          5,799       4,739
- -----------------------------------------------------------------------------------------------------------------------

    Total nonperforming assets                               30,405       37,616      39,055         21,407      13,369
    Loans past due 90 days or more, still accruing              224          650       1,281          2,893        3420


Nonperforming loans as a percent of loans, net of
  unearned income                                              1.64%        2.13%       2.49%          1.39%        .82%
Nonperforming assets as a percent of loans, net of unearned
  income, plus other real estate                               2.38         3.06        3.28           1.89        1.26
Allowance for loan losses as a percent of
  nonperforming loans                                        100.95        90.86       67.72         122.64      151.33
Allowance for loan losses as a percent of
  nonperforming assets                                        69.31        62.71       50.98          89.42       97.69



                    F I R S T N A T I O N A L B A N C O R P

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

ASSET QUALITY (CONTINUED)
  The Company experienced a decrease in nonperforming loans and assets during 1993, as the Company's program of problem asset remediation resulted in significant improvements. The $5.1 million decline in nonperforming loans was complemented by the $2.1 million decrease in other real estate as the natural migration process took place. The ratio of nonperforming loans to loans declined from 2.13% in 1992 to 1.64% for 1993. The allowance for loan losses to nonperforming loans ratio increased significantly, from 90.86% in 1992 to 100.95% for 1993 due to:
  (1) the decline in nonperforming loans
  (2) slower core loan growth
  The level of nonperforming loans and assets in 1994 will be largely dependent on the continuing economic recovery in the markets the Company serves. Management anticipates a continuation of a slowly improving economy, and due to continued problem asset remediation, continued improvement in nonperforming loans, assets, and applicable asset quality ratios.
  Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued, either when reasonable doubt exists as to the full, timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal without a definitive plan for repayment. When a loan is placed on nonaccrual status, all interest previously accrued during the year, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable.
  Interest income on the nonaccrual loans in 1993 which would have been reported on an accrual basis amounted to approximately $2.2 million. Interest income of approximately $31,000 was recognized in 1993 on loans which are currently on a nonaccrual basis. Management is not aware of any potential problem loans, other than those classified as nonperforming, which would have a material impact on asset quality.

  The Company's allocation of the allowance for loan losses is as follows:


ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
TABLE 16
(dollars in thousands)

                                                                                                DECEMBER 31
                                                                         -----------------------------------------------------
                                                                            1993       1992         1991       1990      1989
                                                                         -----------------------------------------------------
Commercial, financial and agricultural                                    $12,333    $14,154      $11,548    $ 9,188   $ 8,098
Real estate                                                                 8,031      8,020        5,177      5,934     1,306
Installment and single payment individual                                     709      1,415        3,186      4,020     3,656
- -------------------------------------------------------------------------------------------------------------------------------
 Allowance for loan losses                                                $21,073    $23,589      $19,911    $19,142   $13,060
===============================================================================================================================
Loans outstanding by category as a percent of total loans:
 Commercial, financial and agricultural                                        32%        35%          37%        37%       35%
 Real estate                                                                   41         42           42         38        39
 Installment and single payment individual                                     27         23           21         25        26
- -------------------------------------------------------------------------------------------------------------------------------
   Total loans                                                                100%       100%         100%       100%      100%
===============================================================================================================================

  The allocation is based on (1) an evaluation of existing nonperforming loans and other loans subject to internal classification, (2) previous gross charge-off experience in each of the respective categories and (3) management's evaluation of future economic conditions and the impact of such conditions on each respective loan category. Credit reviews of the loan portfolio designed to identify potential charges to the allowance for loan losses, as well as to determine the adequacy of the allowance, are made on a continuous basis during the year under the Company's approved allowance for loan losses methodology plan. These reviews of the loan portfolio are conducted at the subsidiary banks and are designed to identify potential problem loans, potential charges to the allowance for loan losses and to determine the adequacy of the allowance. Past performance, financial strength of the borrower, collateral values, portfolio growth, industry concentrations, portfolio maturity and composition, off-balance sheet credit risk, historical trends in delinquencies, nonaccruals and national, regional and industry economic conditions are considered in the evaluation.

                    F I R S T N A T I O N A L B A N C O R P

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Management is of the opinion that the current allowance is sufficient to cover anticipated loan losses given the economic environment envisioned in 1994. In 1991 and 1992, the Company's management took steps to create a more uniform credit process in its affiliate banks, with emphasis on policies, procedures, loan reviews, a refined allowance for loan losses methodology and other reporting systems designed to more effectively monitor and measure the Company's credit risk. Organizationally, credit review specialists report directly to the Company's Credit Policy Officer ("CPO"), who is responsible for
(1) establishing loan quality goals and tracking monthly performance to such goals; (2) insuring the consistent application and accuracy of loan grades throughout the system; (3) active management of the loan review process; and
(4) adequacy of the allowance for loan losses. The CPO reports directly to the Company's CEO. All overlines and participations must first carry the approval of the CPO and credits in excess of $1 million or "House Limits" are closely evaluated by credit administration. All affiliates operate under a standardized credit policy, reflecting some latitude in loan approval limits and other factors depending on an affiliate's risk profile and market dynamics.

     The following summarizes net charge-offs and allowance for loan losses activity for the past five years:

LOAN CHARGE-OFF ANALYSIS
TABLE 17
(dollars in thousands)

                                                           YEARS ENDED DECEMBER 31
                                            ------------------------------------------------------------
                                               1993         1992        1991        1990         1989
                                            ------------------------------------------------------------
Average total loans, net of unearned income $1,261,739  $1,215,232  $1,153,439  $1,093,211   $ 996,414
=======================================================================================================

Allowance for loan losses, beginning of year    23,589      19,911      19,142      13,060      10,428
Charge-offs:
  Commercial, financial and agricultural         1,259       6,670       4,137       4,086       1,427
  Installment and single payment individual      2,940       3,037       4,566       3,696       2,333
  Real estate--mortgage                          3,199       1,012       1,973       1,278         641
- -------------------------------------------------------------------------------------------------------
   Total charge-offs                             7,398      10,719      10,676       9,060       4,401
- -------------------------------------------------------------------------------------------------------

Recoveries on loans charged-off
  Commercial, financial and agricultural           406         750         661         225         309
  Installment and single payment individual      1,042         816         756         725         734
  Real estate--mortgage                            460         131         158         299         151
- -------------------------------------------------------------------------------------------------------
   Total recoveries                              1,908       1,697       1,575       1,249       1,194
- -------------------------------------------------------------------------------------------------------

Net charge-offs                                  5,490       9,022       9,101       7,811       3,207
Provision for loan losses                        2,974      11,181       9,870      13,893       5,839
Allowance of subsidiary bank acquired               --       1,519          --          --          --
- --------------------------------------------------------------------------------------------------------
Allowance for loan losses, end of year      $   21,073  $   23,589  $   19,911  $   19,142   $  13,060
========================================================================================================

Allowance for loan losses as a percent of
     loans:
  Including mortgage loans held for sale          1.66%       1.94%       1.69%       1.70%       1.24
  Excluding mortgage loans held for sale          1.76        2.07        1.86        1.80        1.30
Net loans charged off as a percent of
  average loans, net of unearned income            .44         .74         .79         .71         .32



                   F I R S T N A T I O N A L B A N C O R P

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

    The following details the Company's loan and asset quality concentrations by collateral type as of December 31,1993.

LOAN AND ASSET QUALITY CONCENTRATIONS
TABLE 18
(dollars in thousands)

                                                         PERCENT                           OTHER REAL   LOANS 90 DAYS
    COLLATERAL TYPE                     OUTSTANDINGS    OF LOANS  NONACCRUAL RENEGOTIATED    ESTATE    OR MORE PAST DUE
- -----------------------------------------------------------------------------------------------------------------------
Commercial mortgages:
  Retail business                       $   29,668         2.34%   $    821     $   -        $   396     $   -
  Broiler operations                        26,819         2.11         160         -              -         -
  Egg operations                            11,697          .92         171         -            145         -
  Farmland                                  20,451         1.61         185         -              -         -
  Multi-family residential                  20,181         1.59         465         -          1,345         -
  Office buildings                          28,158         2.22           -         -             23         -
  Manufacturing/industrial                  22,399         1.76         902         -            460         -
  Hotel/motel                               15,952         1.26           -         -            954         -
  Recreational properties                    8,136          .64       1,824         -          1,144         -
  Shopping centers                          13,384         1.05         294         -            326         -
  Other commercial                          94,460         7.44       2,391         -          1,711         -
  Other                                     28,145         2.22         632         -            317         -
- -----------------------------------------------------------------------------------------------------------------------
                                           319,450        25.16       7,845         -          6,821         -
Acquisition and land development:
  Residential                               26,654         2.10         209         -            332         -
  Commercial                                 6,508          .51           -         -             52         -
Construction                                55,468         4.37         381         -            102         -
- -----------------------------------------------------------------------------------------------------------------------
                                            88,630         6.98         590         -            486         -
Residential mortgages:
  Real estate dwelling                     210,401        16.57       4,601        50          1,085        35
  Mortgage loans held for sale              65,361         5.15           -         -              -         -
  Residential lots                          38,668         3.05       1,039       121            660         7
  Mobile homes                              31,564         2.49         856         -             63         -
  Rental                                    29,707         2.34       2,155       ]93            417         -
  Interval ownership                         9,579          .75          25         -              -         4
  Mortgage loan investments                 22,126         1.74           -         -              -         -
  Mortgage warehousing                       7,918          .62           -         -              -         -
  Home equity                               20,100         1.58          73         -              -         -
  Other                                      1,343          .11           7         -              -         -
- -----------------------------------------------------------------------------------------------------------------------
                                           436,767        34.40       8,756       364          2,225        46
Commercial products:
  Assignment A/R and contracts              15,551         1.22           -         -              -         -
  Inventory                                 11,103          .87           -         -              -         -
  Assignment of notes                        8,245          .65         354         -              -         -
  Automobiles--heavy trucks                  3,652          .29           -         -              -         -
  Floor plans                                1,856          .15           -         -              -         -
  Other                                     74,776         5.89       1,368         -              -         2
- -----------------------------------------------------------------------------------------------------------------------
                                           115,183         9.07       1,722        --             --         2
Consumer goods:
  Automobiles                              198,715        15.65         658         -              -        60
  Unsecured                                 32,759         2.58           -         -              -        14
  Savings and certificates                  28,473         2.24           -         -              -         -
  Credit cards                              20,617         1.63           -         -              -        91
  Mobile homes without real estate           7,535          .59           2         -              -         -
  Unsecured consumer lines of credit         3,459          .27          10         -              -         3
  Co-maker/guarantor                         5,353          .42           -         -              -         -
  Other                                     12 806         1.01         926         -              -         8
- -----------------------------------------------------------------------------------------------------------------------
                                           309,717        24.39       1,596         -              -       176
- -----------------------------------------------------------------------------------------------------------------------
  Total concentrations                  $1,269,747       100.00%    $ 20,509     $ 364        $ 9,532     $ 224
=======================================================================================================================


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

CAPITAL RESOURCES AND ADEQUACY
         Leverage and risk-based capital positions as of December 31, 1993, and December 31, 1992, were as follows:

ANALYSIS OF CAPITAL ADEQUACY
TABLE 19
(dollars in thousands)

                                                       DECEMBER 31            REGULATORY     INTERNAL
                                                   1993          1992         GUIDELINES     STANDARDS
                                               ----------------------------------------------------------
Risk-based capital ratios:
  Tier 1 capital to risk-adjusted assets           15.09%       12.79%           4.00%         9.00% (minimum)
- -------------------------------------------------------------------------------------
  Tier 2 capital to risk adjusted assets            1.25         1.25            4.00          2.00  (maximum)
- -------------------------------------------------------------------------------------
     Total capital to risk adjusted assets          16.34       14.04            8.00          9.00  (minimum)
- -------------------------------------------------------------------------------------

Leverage ratios:
  Capital to assets                                10.18%        9.60%           6.00%         6.50% (minimum)
  Primary capital to adjusted assets (a)           11.08        10.66            5.00          8.00  (minimum)
  Primary tangible capital to
     adjusted assets (b)                           10.77        10.31            -             6.00  (minimum)

  Tier 1 capital                              $  205,302   $  182,158
  Tier 2 capital                                  17,001       17,804
- -----------------------------------------------------------------------
  Total capital                               $  222,303   $  199,962
=======================================================================

Risk-adjusted assets                          $1,360,146   $1,424,329

(a) Shareholders' equity plus the allowance for loan losses divided by total assets plus the allowance for loan losses.
(b) Tangible capital equals shareholders' equity less goodwill.

    The Company's current leverage capital positions are well in excess of minimum internal and regulatory guidelines and management anticipates this to remain the case for the foreseeable future. The Company's existing risk-based capital position is also well in excess of regulatory standards. Consequently, management does not anticipate any change in asset allocation strategies to complement risk-based capital requirements.
    The Company has met all of its capital requirements through retained earnings while steadily increasing regulatory and internally defined capital ratio objectives. The following summarizes the Company's internal capital generation and the factors that influence it:

INTERNAL CAPITAL GENERATION RATE
TABLE 20

                                              YEAR ENDED DECEMBER 31
                                             -----------------------
                                           1993        1992        1991
                                           ----------------------------
Return on average assets                   1.28%        1.20%       1.12%
- ------------------------------------------------------------------------
         divided by
- ------------------------------------------------------------------------
Average equity as a % of average assets    9.58         9.46        9.31
- ------------------------------------------------------------------------
         equals
- ------------------------------------------------------------------------
Return on average equity (%)              13.36        12.68       12.08
- ------------------------------------------------------------------------
         times
- ------------------------------------------------------------------------
Earnings retained                         58.28        57.62       58.96
- ------------------------------------------------------------------------
         equals
- ------------------------------------------------------------------------
Internal capital growth (%)                7.79         7.31        7.12
========================================================================

Future dividend growth rate is likely to closely approximate the growth in earnings per share. Other than common stock issued in connection with future acquisitions, management anticipates that the internal capital generation rate will be sufficient to support balance sheet growth for the foreseeable period. The Company has plans for the investment of approximately $4.8 million in facilities, equipment and systems in 1994.



                   F I R S T N A T I O N A L B A N C O R P
                                     -33-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY
The Company manages its liquidity positions to assure sufficient cash to service net new loan demand and potential deposit and funds withdrawals. In this regard, the composition and maturity structure of earning assets and funding is evaluated by the asset liability management committee as is the availability of off-balance sheet funding sources and the potential for liquidation of selected earning assets without a significant short or longer term negative impact to profitability. Although numerous standards are applied, the Company measures and manages its liquidity profile based on core funding and incremental funding objectives.
    It is the Company's objective for core liabilities to equal at least 100% of core earning assets and incremental funds not to exceed 40% of total funding. These objectives may be changed depending on management's evaluation of the maturity distribution of funding and earning assets and the nature of those assets and funding. The Company's liquidity position as of December 31, 1993, and December 31, 1992, was as follows:

LIQUIDITY ANALYSIS
TABLE 21

                                         DECEMBER 31
                                         -----------
                                      1993       1992
                                      ---------------
Core funding/core earning assets    115.24%      120.24%

Incremental funding/total funding    25.02%       22.95%

    Management does not anticipate any material change in the core or incremental funding ratios in 1994, and is not aware of any demands or commitments that will result in, or that are likely to result in, the Company's liquidity profile increasing or decreasing in any material way.


INTEREST RATE SENSITIVITY MANAGEMENT
    Interest rate sensitivity is defined as the exposure to variability in net interest income resulting from changes in market based interest rates. It is the Company's philosophy to protect net interest income against unexpected changes in interest rates through a controlled assumption of interest rate risk for profit. This potential variability is closely monitored by the Company's asset liability modeling and management of the Company's traditional and beta adjusted gap positions. Since all interest rates and yields do not adjust in the same degree, the traditional and beta adjusted gap analysis is only a general indicator of rate sensitivity and net interest income volatility. Consequently, the Company relies heavily on simulation analyses and modeling of the Company's balance sheet in varying interest rate environments to gauge net income volatility and develop appropriate balance sheet strategies to assure attainment of the Company's objectives.
    The Company's interest rate sensitivity at December 31, 1993, is as follows:

INTEREST RATE SENSITIVITY
TABLE 22
(dollars in thousands)

                                             AT DECEMBER 31,1993
                                             -------------------
                                       3 MONTH       6 MONTH   12 MONTH
                                       --------------------------------
Standard gap position:
  Rate sensitive assets               $ 695,356    $ 910,383    $1,154,547
  Rate sensitive liabilities            863,905    1,062,660     1,221,056
- ---------------------------------------------------------------------------
  Dollar gap                          $(168,549)   $(152,277)   $  (66,509)
===========================================================================
  Gap ratio                                 .80          .86           .95

Beta-adjusted gap position:
  Rate sensitive assets               $ 665,729    $ 872,915    $1,109,978
  Rate sensitive liabilities            701,198      899,982     1,064,584
- ---------------------------------------------------------------------------
  Dollar gap                          $ (35,469)   $ (27,067)   $   45,394
===========================================================================
  Gap ratio                                 .95          .97          1.04
  Company minimum
   standards                             .65 to       .65 to        .90 to
                                          1.20x        1.20x         1.10x

    Management is of the opinion that the current rate sensitivity profile meets the Company's objectives. No material changes in the interest rate sensitivity profile are anticipated in 1994.


FOURTH QUARTER RESULTS
    For the fourth quarter of 1993, the Company recorded net income of $7.7 million or $.50 per share compared with fourth quarter net income of $5.7 million or $.37 per share in 1992.
    Net interest income (FTE) totaled $22.8 million in the fourth quarter of 1993, up from the $21.8 million reported in 1992. Noninterest income was $9.6 million in 1993, up 29.4% from the fourth quarter 1992. Noninterest expense increased to $21.1 million in 1993, up 19.2% from the fourth quarter 1992. Highlights of the Company's results on a quarter-by-quarter basis are provided in Note 18--Consolidated Quarterly Financial Information-Unaudited.


RECENT ACCOUNTING PRONOUNCEMENTS
    In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan." Statement No. 114 requires impaired loans to be



                  F I R S T N A T I O N A L B A N C O R P
                                     -34-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

measured on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Statement No. 114 is effective for fiscal years beginning after December 15, 1994, but can be adopted earlier. Initial application of this statement shall be as of the beginning of the year and prior periods shall not be restated. The Company has not yet determined the actual impact of Statement No. 114 on its financial statements or made a determination of whether it will adopt Statement No. 114 prior to 1995.


INFLATION
    Inflation has an important impact on the growth of total assets in the banking industry and may cause a need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. The Company has been able to maintain a high level of equity, as previously mentioned, through retention of an appropriate percentage of its earnings, and copes with the effects of inflation by managing its interest rate sensitivity gap position through its asset/liability management program, and by periodically adjusting its pricing of services and banking products to take into consideration current costs.

LINE OF BUSINESS INFORMATION
    During the past three years, the consolidated income of the Company and its subsidiaries has been provided through banking activities.

MARKET, STOCK PRICE AND DIVIDEND INFORMATION
    The following table sets forth the high and low bid quotations in the over the counter market, where the Company's common stock is traded, for the years 1993, 1992 and 1991. The quotations are based upon prices quoted electronically through the National Association of Securities Dealers Automated Quotations System (NASDAQ) and represent quotations between dealers, not actual transactions, and do not include retail mark-ups, mark-downs, or commissions. As of December 31, 1993, there were approximately 6,500 holders of record of the Company's common stock.

STOCK PRICE INFORMATION
TABLE 23

                                   1993                             1992                            1991
                          ----------------------------------------------------------------------------------------
                           HIGH           LOW                HIGH           LOW             HIGH           LOW
                          ----------------------------------------------------------------------------------------

First Quarter            $ 20 3/4        $ 17 1/2          $ 15 5/6       $ 15 1/2         $ 12 2/3       $ 11 1/2
Second Quarter             21              20                15 5/6         15 1/3           12 2/3         11 2/3
Third Quarter              21 3/4          19 3/4            17 1/2         15 1/2           17 1/6         11 2/3
Fourth Quarter             20 1/2          19                18             16 5/6           16 1/3         14

PER SHARE DIVIDENDS AND NET INCOME
TABLE 24

                                  1993                              1992                            1991
                          --------------------------------------------------------------------------------------------
                           DIVIDEND    INCOME              DIVIDEND        INCOME         DIVIDEND         INCOME
                          ---------------------------------------------------------------------------------------------
First Quarter             $.1725        $.39                $.1500         $.33            $.1267          $.34
Second Quarter             .1750         .37                 .1600          .42             .1333           .38
Third Quarter              .1775         .43                 .1600          .39             .1400           .36
Fourth Quarter             .1800         .50                 .1700          .37             .1467           .26

                  F I R S T N A T I O N A L B A N C O R P
                                    - 35 -

SELECTED STATISTICAL INFORMATION

Condensed average daily balance sheets for the years indicated are presented below.

AVERAGE BALANCES, INTEREST AND RATES
(dollars in thousands)

                                                      1993                          1992                            1991
                                           ---------------------------------------------------------------------------------------

                                           AVERAGE                     AVERAGE                        AVERAGE
                                           BALANCE  INTEREST   RATE    BALANCE    INTEREST  RATE      BALANCE     INTEREST   RATE
                                           ---------------------------------------------------------------------------------------

ASSETS
Interest-earning assets:
Interest-bearing deposits in other
  financial institutions                $   68,240  $  2,750   4.03% $   66,923  $  3,503   5.23%    $   66,794  $  5,025    7.52%
Net loans                                1,261,739   110,604   8.77   1,215,232   116,198   9.56      1,153,439   129,113   11.19
Investment securities, taxable             410,823    24,198   5.89     337,501    22,996   6.81        287,522    25,163    8.75
Investment securities, non-taxable         118,865    13,421  11.29     105,425    13,005  12.34        101,967    13,054   12.80
Federal funds sold                          20,428       581   2.84      43,119     1,461   3.39         43,041     2,380    5.53
- ------------------------------------------------------------          -------------------          ----------------------
    Total earning assets                 1,880,095   151,554   8.06   1,768,200   157,163   8.89      1,652,763   174,735   10.57
- ------------------------------------------------------------          -------------------          ----------------------
Cash and due from banks                     60,284                       56,251                          54,383
Premises and equipment, net                 46,427                       39,746                          38,296
Other assets                                61,547                       67,686                          68,712
Less allowance for loan losses             (23,456)                     (21,583)                        (19,496)
- ---------------------------------------------------                   ---------                    ------------
  Total assets                          $2,024,897                   $1,910,300                      $1,794,658
==================================================                    =========                    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Savings and IMMA accounts             $  538,267    14,813   2.75  $  504,665  $ 16,906   3.35     $  431,642  $ 22,864    5.30
  Time deposits                            882,454    41,351   4.69     902,972    52,857   5.85        923,175    69,979    7.58
  Federal funds purchased and
   securities sold under
   agreements to repurchase                 95,926     3,092   3.22      75,182     2,879   3.83         59,909     3,609    6.02
 Other borrowed funds                       43,676     2,048   4.69      13,575       528   3.89         14,654       835    5.70
- ------------------------------------------------------------          -------------------          ----------------------
  Total interest-bearing liabilities     1,560,323    61,304   3.93   1,496,394    73,170   4.89      1,429,380    97,287    6.81
- ------------------------------------------------------------          -------------------          ----------------------
Noninterest-bearing demand deposits        254,436                      220,838                         182,361
Other liabilities                           16,151                       12,331                          15,833
- --------------------------------------------------                    ---------                     -----------
  Total liabilities                      1,810,910                    1,729,563                       1,627,574
  Total shareholders' equity               193,987                      180,737                         167,084
- --------------------------------------------------                    ---------                     -----------
  Total liabilities and
    shareholders' equity                $2,024,897                   $1,910,300                      $1,794,658
==================================================                    =========                     ===========
Net interest income                                 $ 90,250                     $ 83,993                        $ 77,448
============================================================                     ========                         =======
Interest spread                                               4.13%                         4.00%                            3.76%
===================================================================                         =====                            ====
Net interest margin                                           4.80%                         4.75%                            4.69%
===================================================================                         =====                            ====


    Loans are presented net of unearned income and include nonaccrual loans. Interest income and rates include the effects of taxable equivalent adjustments, using a 1993 tax rate of 35 percent, and a 1992 and 1991 tax rate of 34 percent, in adjusting tax-exempt interest on non-taxable loans and investment securities, to a fully taxable basis.




                   F I R S T N A T I O N A L B A N C O R P

INDEPENDENT AUDITORS' REPORT


KPMG PEAT MARWICK

     CERTIFIED PUBLIC ACCOUNTANTS

     303 Peachtree Street, N.E.
     Suite 2000
     Atlanta, GA 30308


The Board of Directors and Shareholders
First National Bancorp
Gainesville, Georgia:

     We have audited the accompanying consolidated balance sheets of First National Bancorp and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National Bancorp and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in Note 1, the Company changed its method of accounting for investments to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, at December 31, 1993. As discussed in Notes 1 and 9, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's SFAS No. 109, Accounting for Income Taxes. As discussed in Notes 1 and 10, the Company also adopted the provisions of the Financial Accounting Standards Board's SFAS No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, in 1993.




/s/ KPMG Peat Marwick

January 28, 1994


                   F I R S T  N A T I O N A L  B A N C O R P

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share data)

                                                                                                  DECEMBER 31
                                                                                          -------------------------
                                                                                              1993          1992
                                                                                          -------------------------
ASSETS
Cash and due from banks (Note 3)                                                          $   85,097     $   63,761
Federal funds sold and securities purchased under
 agreements to resell                                                                         35,871         52,497
- -------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents                                                                  120,968        116,258
Interest-bearing deposits in other financial institutions                                     68,157         66,881
Investment securities available-for-sale (Note 4)                                            403,680         30,153
Investment securities held-to-maturity (Market value 1993--$144,827;
   1992--$479,457 (Note 4)                                                                   132,436        462,805
Loans (Notes 5 and 8):                                                                     1,286,200      1,235,350
Less: Unearned income                                                                        (16,453)       (17,655)
      Allowance for loan losses                                                              (21,073)       (23,589)
- -------------------------------------------------------------------------------------------------------------------
          Net loans                                                                        1,248,674      1,194,106
Premises and equipment, net (Notes 6 and 8)                                                   47,554         42,622
Other assets (Note 9)                                                                         66,061         67,945
- -------------------------------------------------------------------------------------------------------------------
 Total assets                                                                             $2,087,530     $1,980,770
===================================================================================================================

LIABILITIES
Deposits:
 Noninterest-bearing                                                                      $  280,037     $  239,709
 Interest-bearing, including certificates of deposit of $100
   or more of $146,416 for 1993 and $173,745 for 1992                                      1,436,154      1,439,987
- -------------------------------------------------------------------------------------------------------------------
    Total deposits                                                                         1,716,191      1,679,696
Federal funds purchased and securities sold
 under agreements to repurchase (Note 7)                                                      63,089         76,059
Other short-term borrowings (Note 7)                                                          13,807         13,109
Long-term debt (Note 8)                                                                       57,867          9,370
Other liabilities (Note 10)                                                                   23,973         12,396
- -------------------------------------------------------------------------------------------------------------------
 Total liabilities                                                                         1,874,927      1,790,630

SHAREHOLDERS' EQUITY (Note 15)
Common stock, par value $1 per share (Note 11)
 authorized 30,000,000 shares; issued and outstanding
 15,532,855 and 15,292,839 shares for 1993 and 1992,
 respectively                                                                                 15,533         15,293
Additional paid-in capital                                                                    55,403         51,729
Retained earnings (Note 14)                                                                  138,400        123,118
Net unrealized holding gains on investment securities available-for-sale                       3,267           --
- ----------------------------------------------------------------------------------------------------------------------------
 Total shareholders' equity                                                                  212,603        190,140
Commitments and contingent liabilities (Notes 12 and 13)
 Total liabilities and shareholders' equity                                               $2,087,530     $1,980,770
============================================================================================================================

                    See accompanying notes to consolidated financial statements.





                   F I R S T N A T I O N A L B A N C O R P

CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share data)

                                                                                    YEARS ENDED DECEMBER 31
                                                                                --------------------------------
                                                                                  1993        1992        1991
                                                                                --------------------------------
INTEREST INCOME
 Loans (including fees)                                                         $110,604    $116,197    $129,113
 Interest-bearing deposits in other
  financial institutions                                                           2,750       3,503       5,025
 Investment securities:
  Tax-exempt                                                                       8,733       8,263       8,294
  Taxable                                                                         24,198      22,996      25,163
 Federal funds sold and securities purchased
  under agreements to resell                                                         581       1,461       2,380
- ----------------------------------------------------------------------------------------------------------------
    Total interest income                                                        146,866     152,420     169,975
- ----------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE
 Deposits, including interest expense on certificates of deposit of $100 or more of $12,803, $18,333, and $19,444 for
   1993, 1992, and 1991, respectively                                             56,164      69,763      92,843
 Federal funds purchased and securities
  sold under agreements to repurchase                                              3,092       2,879       3,609
 Other short-term borrowings                                                         202         279         472
 Long-term debt                                                                    1,846         249         363
- ----------------------------------------------------------------------------------------------------------------
    Total interest expense                                                        61,304      73,170      97,287
- ----------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                                               85,562      79,250      72,688
 Provision for loan losses (Note 5)                                                2,974      11,181       9,870
- ----------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                               82,588      68,069      62,818
- ----------------------------------------------------------------------------------------------------------------

NONINTEREST INCOME
 Fees for trust services                                                           2,250       2,398       2,610
 Service charges on deposit accounts                                               8,469       6,844       7,144
 Net gains on sale of investment securities (Note 4)                                 711       2,406         396
 Other noninterest income (Note 17)                                               20,224      18,311      15,933
- ----------------------------------------------------------------------------------------------------------------
    Total noninterest income                                                      31,654      29,959      26,083
- ----------------------------------------------------------------------------------------------------------------

NONINTEREST EXPENSE
 Salaries and employee benefits (Note 10)                                         39,426      33,028      31,501
 Net occupancy                                                                     4,127       4,226       3,354
 Furniture and equipment                                                           5,689       4,645       4,442
 Other noninterest expense (Note 17)                                              30,114      25,391      22,870
- ----------------------------------------------------------------------------------------------------------------
    Total noninterest expense                                                     79,356      67,290      62,167
- ----------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND
 CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                           34,886      30,738      26,734
 Income tax expense (Note 9)                                                       9,124       7,908       6,548
- ----------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE                                                                25,762      22,830      20,186
 Cumulative effect at January 1, 1993 of change in
   accounting for income taxes (Note 9)                                              160          --          --
- ----------------------------------------------------------------------------------------------------------------

NET INCOME                                                                      $ 25,922    $ 22,830    $ 20,186
================================================================================================================
NET INCOME PER SHARE:
Based on weighted-average shares outstanding of 15,361,244
 in 1993, 15,158,805 in 1992, and 15,109,001 in 1991:
Income before cumulative effect of accounting change                               $1.68       $1.51       $1.34
Cumulative effect of accounting change                                               .01         --          --
- ----------------------------------------------------------------------------------------------------------------
Net income per share                                                               $1.69       $1.51       $1.34
================================================================================================================

                    See accompanying notes to consolidated financial statements.


                   F I R S T N A T I O N A L B A N C O R P

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(dollars in thousands, except share data)

                                                                                                                 NET
                                                                                                             UNREALIZED
                                                                                                              HOLDING
                                                                                                              GAINS ON
                                                           COMMON STOCK         ADDITIONAL                   SECURITIES
                                                         -----------------       PAID-IN      RETAINED       AVAILABLE-
                                                         SHARES      AMOUNT      CAPITAL      EARNINGS        FOR-SALE       TOTAL
                                                       ----------------------------------------------------------------------------
Balance at December 31, 1990                           15,092,699    $15,093      $48,897       $ 96,982       $  --       $160,972

Net income                                                   --          --           --          20,186          --         20,186
Cash dividends declared--$.55 per share                      --          --           --          (7,313)         --         (7,313)
Cash dividends of pooled subsidiary prior
    to acquisition                                           --          --           --            (210)         --           (210)
Proceeds from the exercise of stock options
    by pooled subsidiary                                   16,302         16          204          --             --            220
Acquisition and sale of treasury stock by
    pooled subsidiary                                        --          --           --              (9)         --             (9)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1991                           15,109,001     15,109       49,101        109,636          --        173,846

Net income                                                   --          --           --          22,830          --         22,830
Cash dividends declared--$.64 per share                      --          --           --          (9,327)         --         (9,327)
Cash dividends of pooled subsidiary prior
    to acquisition                                           --          --           --             (21)         --            (21)
Issuance of common shares for
    bank acquisition                                       97,525         98        1,471          --             --          1,569
Stock options exercised                                    86,850         87        1,177          --             --          1,264
Cash in lieu of fractional shares in
    acquisition and stock split                              (537)        (1)         (20)         --             --            (21)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992                           15,292,839     15,293       51,729        123,118          --        190,140

NET INCOME                                                  --           --           --          25,922          --         25,922
CASH DIVIDENDS DECLARED--$.705 PER SHARE                    --           --           --         (10,640)         --        (10,640)
ISSUANCE OF ADDITIONAL COMMON SHARES FOR
    PREVIOUS BANK ACQUISITION                              63,676         64          954          --             --          1,018
STOCK OPTIONS EXERCISED                                   129,333        129        1,813          --             --          1,942
ISSUANCE OF COMMON STOCK FOR DIVIDEND
    REINVESTMENT                                           47,007         47          907          --             --            954
IMPLEMENTATION OF CHANGE IN ACCOUNTING FOR
    INVESTMENT SECURITIES AVAILABLE-FOR-SALE,
    NET OF TAX EFFECT OF $2,062                             --          --           --            --           3,267         3,267
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                           15,532,855    $15,533      $55,403       $138,400       $3,267      $212,603
===================================================================================================================================

                    See accompanying notes to consolidated financial statements.





                   F I R S T N A T I O N A L B A N C O R P

  CONS0LIDATED STATEMENTS OF CASH FLOWS
  (dollars in thousands)

                                                                                  YEARS ENDED DECEMBER 31
                                                                         ----------------------------------------
                                                                              1993            1992           1991
                                                                         ----------------------------------------
    CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                            $ 25,922        $ 22,830       $ 20,186
    Adjustments to reconcile net income to net cash
     provided (used) by operating activities:
      Provision for loan losses                                              2,974          11,181          9,870
      Provision for other real estate losses                                 1,173             521            238
      Depreciation                                                           5,348           4,115          3,958
      Amortization, net                                                      4,753           1,729            686
      Deferred income tax benefit                                           (2,255)         (2,125)        (3,435)
      Net gains on sales of investment securities                             (711)         (2,406)          (396)
      Gains on sales of mortgage loan servicing rights                     (10,811)        (10,721)        (1,673)
      Losses (gains) on sales of assets acquired in
       foreclosure and equipment                                              (743)             55            (37)
      Excess servicing fees receivable resulting from
       mortgage loan sales                                                  (1,593)         (4,570)        (6,994)
      Decrease (increase) in mortgage loans held for sale                   12,843          31,254        (46,557)
      Other, net                                                             9,576            (804)        (4,832)
    -------------------------------------------------------------------------------------------------------------
       Net cash provided (used) by operating activities                     46,476          51,059        (28,986)

    CASH FLOWS FROM INVESTING ACTIVITIES:
      Proceeds from sales of investment securities                          44,243         100,745         43,368
      Proceeds from maturities of investment securities                    104,821          85,640         61,606
      Purchases of investment securities                                  (201,480)       (268,924)       (75,987)
      Proceeds from sales of investment securities available-for-sale        2,000              --             --
      Principal collection on investment securities available-for-sale      13,945           1,070             --
      Net decrease (increase) in interest-bearing deposits in
       other financial institutions                                         (1,276)         (7,867)        23,421
      Net increase in loans                                                (74,577)        (52,108)       (27,086)
      Proceeds from sales of mortgage loan servicing rights                 14,226          21,275         14,890
      Purchases of mortgage loan servicing rights                           (7,059)         (2,494)        (8,720)
      Purchases of premises and equipment                                   (9,877)         (4,905)        (4,342)
      Proceeds from sales of premises and equipment                          1,932              92            109
      Proceeds from sales of assets acquired in foreclosure                  6,067           4,781          1,287
      Purchase of First Citizens Bancorp of Cherokee
        County, Inc., net of cash and cash equivalents acquired                 (6)         12,036             --
    -------------------------------------------------------------------------------------------------------------
       Net cash (used) provided by investing activities                   (107,041)       (110,659)        28,546

    CASH FLOWS FROM FINANCING ACTIVITIES:
      Net increase in deposits                                              36,495          64,224         10,406
      Net increase (decrease) in short-term borrowings                     (12,272)        (10,233)        30,551
      Proceeds from the issuance of long-term debt                          50,055           4,950             --
      Payments on long-term debt                                            (1,558)         (2,300)          (961)
      Proceeds from issuance of common stock for stock options exercised     1,942           1,264            220
      Payments for fractional shares in stock split                             --             (14)            --
      Proceeds from sale of treasury stock by pooled subsidiary                 --              --             10
      Purchases for treasury stock by pooled subsidiary                         --              --            (19)
      Cash dividends paid on common stock                                   (9,387)         (8,793)        (7,157)
    -------------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                           65,275          49,098         33,050
    -------------------------------------------------------------------------------------------------------------
        Net increase (decrease) in cash and cash equivalents                 4,710         (10,502)        32,610
    CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                         116,258         126,760         94,150
    -------------------------------------------------------------------------------------------------------------
    CASH AND CASH EQUIVALENTS AT END OF YEAR                             S 120,968       $ 116,258      $ 126,760
    =============================================================================================================
    SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Interest paid                                                        $ 60,413        $ 73,270       $ 98,614
    =============================================================================================================
     Income taxes paid                                                    $ 10,334         $ 9,881        $ 9,403
    =============================================================================================================

         See accompanying notes to consolidated financial statements.



                    F I R S T N A T I O N A L B A N C O R P

NOTES TO CONS0LIDATED FINANCIAL STATEMENTS

NOTE 1.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BUSINESS: First National Bancorp and subsidiaries (the Company) provide a full range of banking and mortgage banking services to individual and corporate customers through fifteen subsidiary banks located throughout North Georgia. The Company primarily competes with other financial institutions in its market area. The Company is subject to the regulations of certain state and Federal agencies and undergoes periodic examinations by those regulatory authorities.

    BASIS OF PRESENTATION: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions are eliminated in preparing the consolidated financial statements. For business combinations accounted for as purchases, the results of operations of the acquired business are included in the consolidated totals from the date of acquisition.

    In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenue and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and mortgage loan prepayment assumptions used to determine the amount of amortization of purchased mortgage loan servicing rights and excess servicing fee receivables. In connection with the determination of the allowance for loan losses and the value of real estate owned, management obtains independent appraisals for significant properties.
In connection with the determination of the amortization of purchased mortgage loan servicing rights and excess servicing fee receivables, management obtains independent estimates of mortgage loan prepayment assumptions, which are based on historical prepayments and current interest rates.

    A substantial portion of the Company's loans are secured by real estate located in North Georgia. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in the real estate market conditions of this market area.

    CASH EQUIVALENTS: Cash equivalents, as presented in the consolidated financial statements, include amounts due from banks, federal funds sold, and securities purchased under agreements to resell. These instruments are considered cash equivalents as they are highly liquid and generally mature within one to 30 days. Generally, federal funds are sold for one-day periods.

    INVESTMENT SECURITIES: Investment securities at December 31, 1993, and 1992, consist of U.S. Treasury Securities, obligations of U.S. Government corporations and agencies, state and municipal, mortgage-backed, and equity securities. The Company adopted the provisions of Statement of Financial Accounting Standards ("Statement") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" at December 31, 1993. Under Statement No. 115, the Company classifies its investment securities in one of three categories; trading, available-for-sale, or held-to-maturity.

    Investment securities held-to-maturity are recorded at cost, adjusted for the amortization of premiums and accretion of discounts, because it is management's intention and ability to hold them to maturity. All other securities not included in held-to-maturity are classified as available-for-sale and are reported at fair value. Unrealized holding gains or losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a separate component of shareholders' equity until realized. The net unrealized holding gains on investment securities available-for-sale, net of income taxes, amounted to $3,267,000 at December 31, 1993.

    A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to income resulting in the establishment of a new cost basis for the security.

    Purchase premiums and discounts on investment securities are amortized and accreted to interest income using a method which approximates a level yield over the period to maturity of the related securities. Purchase premiums and discounts on mortgage-backed securities are amortized and accreted to interest income using a method which approximates a level yield over the remaining lives of the securities, taking into consideration assumed prepayment patterns. Interest and dividend income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in income and are derived using the specific identification method for determining the costs of securities sold.

    In conjunction with the new definitions of securities held-to-maturity and securities available-for-sale within Statement No. 115, the Company transferred securities previously accounted for at amortized cost totaling $384,186,000 to available-for-sale at December 31, 1993.

    Investment securities available-for-sale at December 31, 1992 are reported at the lower of their aggregate cost or market value, pursuant to Statement No. 12 which was applied prior to the adoption of Statement No. 115.

                    F I R S T N A T I O N A L B A N C O R P

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         LOANS AND INTEREST INCOME: Loans are reported at the principal amounts outstanding, net of unearned income and the allowance for loan losses. Mortgage loans held for sale are carried at the lower of aggregate cost or market with market determined on the basis of open commitments for committed loans. For uncommitted loans, market is determined on the basis of current delivery prices in the secondary mortgage market.

         Unearned income, primarily arising from discount basis installment loans, is recognized as income using a method which approximates a level-yield. Interest income on other loans is recognized using the simple interest method on the daily balance of the principal amount outstanding. Loan fees, net of certain origination costs are deferred and amortized over the lives of the underlying loans using a method which approximates a level yield.

         Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. Interest accruals are recorded on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

         Gains or losses on the sale of mortgage loans are recognized at settlement dates and are computed as the difference between the sales proceeds received and the net book value of the mortgage loans sold. Such gains or losses are adjusted by the amount of any excess servicing fee receivables resulting from the transactions.

         ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is established through provisions for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is not probable. Subsequent recoveries are added to the allowance. The allowance is an amount that management has determined to be adequate through its allowance for loan losses methodology to absorb losses inherent in existing loans and commitments to extend credit. The allowance is established through consideration of such factors as changes in the nature and volume of the portfolio, overall portfolio quality, adequacy of collateral, loan concentrations, specific problem loans, and economic conditions that may affect the borrowers' ability to pay.

         Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.

         EMPLOYEE BENEFIT PLANS: The Company sponsors a defined benefit health care plan for substantially all retirees and employees. Effective January 1, 1993, the Company adopted Statement No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," which establishes a new accounting principle for the cost of retiree health care and other postretirement benefits. Prior to 1993, the Company recognized these benefits on the pay-as-you-go method (i.e., cash basis). The cumulative effect of the change in method of accounting for postretirement benefits other than pensions at January 1, 1993 was $2.6 million and is being amortized to operations over a twenty year period.

         PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line or accelerated methods over the estimated useful lives of the related assets.

         OTHER REAL ESTATE: Other real estate includes properties obtained through foreclosure and in-substance foreclosures. In-substance foreclosures include loans where the debtor has little or no equity in the collateral, proceeds for repayment of the loan can only be collected through the operation or sale of the collateral, and the debtor has either abandoned control of the collateral or retained control, but it is doubtful that value can be restored.

         When properties are acquired through foreclosure or classified as in-substance foreclosures, any excess of the loan balance, at the time of foreclosure, over the fair value of the real estate held as collateral is recognized as a loss and charged to the allowance for loan losses. After foreclosure, other real estate is reported at the lower of fair value at acquisition date, or fair value less estimated disposal costs. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. Subsequent write-downs are charged to a separate allowance for losses pertaining to other real estate established through provisions for other real estate losses charged to operations. Based upon management's evaluation of other real estate, additional expense is recorded when necessary in an amount sufficient to restore the allowance to an adequate level. Gains recognized on the disposition of the properties are recorded in other noninterest income.

                   F I R S T  N A T I O N A L  B A N C O R P
                                     - 43 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Costs of improvements to real estate are capitalized, while costs associated with holding the real estate are charged to operations.
         INCOME TAXES: In February 1992, the Financial Accounting Standards Board (FASB) issued Statement No. 109, "Accounting for Income Taxes." Statement No. 109 requires a change from the deferred method of accounting for income taxes of Accounting Principles Board ("APB") Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
         Effective January 1, 1993, the Company adopted Statement No. 109 and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 statement of income.
         At December 31, 1993, management has determined that the deferred tax assets are fully realizable due to sufficient income taxes paid in 1991, 1992, and 1993 and the scheduled reversal of deferred tax liabilities to offset reversing deferred tax assets in future periods. Accordingly, no valuation allowance has been established against the deferred tax assets.
         Pursuant to the deferred method under APB Opinion 11, which was applied in 1992 and prior years, deferred income taxes were recognized for income and expense items that were reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferred method, deferred taxes were not adjusted for subsequent changes in the tax rates.
         NET INCOME PER SHARE: Net income per share is calculated by using the weighted average number of shares outstanding during the period. The effect of dilutive stock options are immaterial in 1993, 1992, and 1991.
         FINANCIAL INSTRUMENTS: The Company is a party to certain interest rate futures, options, and forward sales contracts in the management of its interest rate exposure associated with its portfolio of mortgage loans held for sale and commitments to originate mortgage loans to be held for sale. These interest rate futures, options, and forward sales contracts are carried at cost until expiration or until exercised, whichever occurs first. Realized gains and losses are included in the determination of the gain or loss on the sale of the related mortgage loans.
         MORTGAGE BANKING ACTIVITIES: Purchased mortgage loan servicing rights and excess servicing fee receivables resulting from loan sales with retention of the loan servicing are included in other assets. Purchased mortgage loan servicing rights are carried at cost less amounts amortized. The purchased mortgage loan servicing rights are amortized in proportion to and over the period of estimated net servicing income, taking into consideration assumed prepayment patterns. Excess servicing fee receivables are carried at the present value of the estimated future excess net servicing fee income, over the estimated lives of the related mortgage loans sold, less amounts amortized. Amortization of the excess servicing fee receivables is computed using an accelerated method over the estimated remaining lives of the related loans taking into consideration assumed prepayment patterns. The carrying values of the purchased mortgage loan servicing rights and excess servicing fee receivables are evaluated and adjusted periodically based on actual portfolio prepayments and estimates of anticipated prepayments, so that recorded amounts do not exceed the present value of future net servicing income on a disagregated basis.
         Fees for servicing loans for investors are based on the outstanding principal balance of the loans serviced and are recognized as income when earned.
         At December 31, 1993, the Company was covered under a $12,000,000 banker's blanket bond policy and a $2,000,000 errors and omissions policy.
         RECLASSIFICATIONS: Certain reclassifications have been made to the 1992 and 1991 consolidated financial statements to conform with the 1993 presentation. Such reclassifications had no effect on net income or shareholders' equity.
         OTHER: The excess of costs over the fair value of the net assets acquired of purchased subsidiaries is being amortized using the straight-line method over a 20-year period.
         Property (other than cash deposits) held by the Company in a fiduciary or agency capacity for its customers is not included in the consolidated balance sheets since such items are not assets of the Company.
         RECENT ACCOUNTING PRONOUNCEMENTS: In May 1993, the FASB issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan." Statement No. 114 requires impaired loans to be measured on the present value of expected future

                   F I R S T  N A T I O N A L  B A N C O R P

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. (CONTINUED)
cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Statement No. 114 is effective for fiscal years beginning after December 15, 1994 but can be adopted earlier. Initial application of this statement shall be as of the beginning of the year and prior periods shall not be restated. The Company has not yet determined the actual impact of Statement No. 114 on its consolidated financial statements or made a determination of whether it will adopt Statement No. 114 prior to 1995.

NOTE 2.
BUSINESS COMBINATIONS
    On May 31, 1993, the Company completed its acquisition of Villa Rica Bancorp, Inc., ("Villa Rica"), a bank holding company whose wholly-owned subsidiary was the Bank of Villa Rica, located in Carroll County, Georgia. The Company issued 314,142 shares of its common stock in exchange for all of the issued and outstanding shares of Villa Rica. The transaction has been accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements for all periods presented have been restated to include the financial position and results of operations of Villa Rica. Pre-merger 1993 results of operations of Villa Rica are not material.
    On August 31, 1993, the Company completed its acquisition of The Community Bank of Carrollton ("Carrollton"), a bank also located in Carroll County, Georgia. The Company issued 331,122 shares of its common stock in exchange for all of the issued and outstanding shares of Carrollton. The transaction has been accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements for all periods presented have been restated to include the financial position and results of operations of Carrollton. Pre-merger 1993 results of operations of Carrollton are not material.
    The Company's consolidated financial data for the years ended December 31, 1992 and 1991 have been restated as follows (in thousands, except per share data):

                                               1992            1991
                                            -----------------------
NET INTEREST INCOME:
 First National Bancorp,
  before acquisitions                       $75,341         $69,464
 Villa Rica Bancorp, Inc.                     2,135           1,931
 The Community Bank of Carrollton             1,774           1,293
- -------------------------------------------------------------------
TOTAL                                       $79,250         $72,688
===================================================================

NET INCOME (LOSS):
 First National Bancorp,
  before acquisitions                       $22,289         $20,395
 Villa Rica Bancorp, Inc.                       225            (290)
 The Community Bank of Carrollton               316              81
- -------------------------------------------------------------------
TOTAL                                       $22,830         $20,186
===================================================================

NET INCOME PER SHARE:
 First National Bancorp,
  before acquisitions                         $1.54           $1.41
 Effect of restatement for:
  Villa Rica Bancorp, Inc.                     (.02)           (.05)
  The Community Bank of Carrollton             (.01)           (.02)
- -------------------------------------------------------------------
TOTAL                                         $1.51           $1.34
===================================================================

    On January 30, 1992, the Company completed its acquisition of First National Bancshares of Paulding County, Inc. ("Paulding") the parent company of the $165 million asset First National Bank of Paulding County, Dallas, Georgia. The Company issued 1,086,600 shares of its common stock in exchange for all of the issued and outstanding shares of Paulding. The transaction was accounted for as a pooling-of-interests.
    On October 30, 1992, the Company completed its acquisition of First Citizens Bancorp of Cherokee County, Inc. ("FCBCC"), the parent company of the $73 million asset Citizens Bank, Ball Ground, Georgia. The Company issued 97,525 shares of its common stock and $152,000 in cash for all the issued and outstanding shares of FCBCC. The transaction has been accounted for as a purchase. The purchase price was subject to adjustment based on certain asset recoveries less the effects of certain potential contingencies for an eighteen month period after the agreement date. On December 20, 1993, $1,024,303 was paid to the previous FCBCC shareholders under this agreement. The additional purchase price was paid through the issuance of 63,676 shares of the Company's common stock and $6,000 in cash. The additional purchase price resulted in a $579,000 write-up of premises and equipment to offset previously allocated negative goodwill associated with the original transaction. The remainder of the additional purchase price was recorded as goodwill. The goodwill was subsequently eliminated by the recognition of income tax benefits associated with available Federal income tax net operating loss carryforwards.

                   F I R S T  N A T I O N A L  B A N C O R P

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    On October 1, 1993, the Company signed a definitive merger agreement with Metro Bancorp, Inc., ("Metro"), whose wholly-owned subsidiary is The Commercial Bank, Douglasville, located in Douglas County, Georgia. The merger is structured as a tax-free exchange whereby Metro shareholders may elect to take $4.00 in cash or an exchange of .20 share of First National Bancorp stock for each share of Metro stock. This transaction will be treated as a purchase and is anticipated to close on February 28, 1994. The purchase price is subject to adjustment and could increase to a maximum of $5.00 per share depending on Metro's success in resolving selected problem loans. The acquisition is subject to approval by Metro's shareholders and various regulatory agencies. As of December 31, 1993, total consolidated assets of Metro was approximately $135,000,000 and shareholders' equity was approximately $7,073,000.
    On January 19, 1994, the Company signed a letter of intent to merge with Barrow Bankshares, Inc., ("Barrow"), whose wholly-owned subsidiary is Barrow Bank & Trust, located in Barrow County, Georgia. Under the terms of the merger, the Company will exchange 1.37 shares of its common stock for each share of Barrow stock outstanding. This merger is subject to the execution of a definitive agreement and approval of the shareholders of Barrow and various regulatory authorities. As of December 31, 1993, total consolidated assets of Barrow was approximately $54,248,000 and shareholders' equity was approximately $5,456,000.

NOTE 3.
RESTRICTIONS ON CASH AND DUE FROM BANKS
    The subsidiary banks are required by the Federal Reserve Act to maintain deposit reserves. The average aggregate amount of those reserve balances for the year ended December 31, 1993 was $7,105,000.

NOTE 4.
INVESTMENT SECURITIES
  Investment securities are summarized as follows (in thousands):

                                                       DECEMBER 31, 1993
                                            ---------------------------------------------
                                                           GROSS       GROSS
                                             AMORTIZED   UNREALIZED  UNREALIZED    FAIR
                                                COST        GAINS     LOSSES       VALUE
                                             ---------   ----------  ----------    -----
Investment securities available-for-sale:
 U.S. Treasury and
  U.S. Government
  Agencies                                    $ 38,637    $ 1,030     $   47      $ 39,620
 Mortgage-backed
  securities                                   351,169      6,162      1,881       355,450
 State and municipal--
  taxable                                        3,140        154        148         3,146
 Other investments                               5,401         63        --          5,464
- ------------------------------------------------------------------------------------------
  Total                                       $398,347    $ 7,409     $2,076      $403,680
==========================================================================================
Investment securities held-to-maturity:
 State and municipal--
 tax exempt                                   $132,436    $12,450     $   59      $144,827
==========================================================================================

                                                       DECEMBER 31, 1992
                                            ---------------------------------------------
                                                           GROSS       GROSS
                                             AMORTIZED   UNREALIZED  UNREALIZED    FAIR
                                                COST        GAINS     LOSSES       VALUE
                                             ---------   ----------  ----------    -----
Investment securities available for-sale:
 U.S. Treasury and U.S.
  Government Agencies                         $ 10,337    $   104      $    4     $ 10,437
 Mortgage-backed
  securities                                    19,242        548         --        19,790
 State and municipal                               445        --          --           445
 Other investments                                 129        --          --           129
- ------------------------------------------------------------------------------------------
  Total                                       $ 30,153    $   652      $    4     $ 30,801
==========================================================================================
Investment securities held-to-maturity:
 U.S. Treasury and U.S.
  Government Agencies                         $ 65,468    $ 1,534      $  101     $ 66,901
 Mortgage-backed
  securities                                   283,252      6,064         921      288,395
 State and municipal                           111,435     10,101          75      121,461
 Other investments                               2,650         50         --         2,700
- ------------------------------------------------------------------------------------------
  Total                                       $462,805    $17,749      $1,097     $479,457
==========================================================================================

    The amortized cost and fair value of investment securities at December 31, 1993, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                       --------------------------------------------
                                       INVESTMENT SECURITIES   INVESTMENT SECURITIES
                                        AVAILABLE-FOR-SALE       HELD-TO-MATURITY
                                       --------------------------------------------
                                       AMORTIZED     FAIR       AMORTIZED     FAIR
                                         COST        VALUE        COST        VALUE
                                       --------------------------------------------
                                                      (in thousands)
Due in one year or less                $  7,723    $  7,793    $  7,505    $  7,625
Due after one year through
 five years                              20,153      20,693      53,516      60,186
Due after five years through
 ten years                               13,291      13,881      13,917      15,901
Due after ten years                       6,011       5,863      57,498      61,115
- -----------------------------------------------------------------------------------
 Total debt securities                   47,178      48,230     132,436     144,827
Mortgage-backed securities              351,169     355,450        --          --
- -----------------------------------------------------------------------------------
 Total                                 $398,347    $403,680    $132,436    $144,827
===================================================================================

                   F I R S T N A T I O N A L B A N C O R P

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Proceeds from sales of investment securities during 1993, 1992, and 1991 were $46,243,000, $100,745,000 and $43,368,000, respectively. Gross gains of
$717,000, $2,547,000, and $466,000 and gross losses of $6,000, $141,000, and
$70,000 were realized on those sales for 1993, 1992, and 1991, respectively.
    Investment securities with an aggregate carrying amount of approximately $273,470,000 and $202,828,000 at December 31, 1993, and December 31, 1992,
respectively, were pledged to secure public funds on deposit, securities sold under agreements to repurchase, and for other purposes as required by various statutes or agreements.

NOTE 5.
LOANS
    The following is a summary of loans, by classification, at December 31, 1993 and December 31, 1992:

                                               1993              1992
                                         -------------------------------
                                                 (in thousands)
Commercial, financial,
 and agricultural                        $    407,132          $ 433,103
Installment and single payment
 individual                                   346,797            287,214
First mortgage loans held for sale             65,361             78,204
Real estate - mortgage                        378,280            377,309
Real estate construction                       88,630             59,520
- ------------------------------------------------------------------------
 Total                                     $1,286,200         $1,235,350
========================================================================

    In addition, the Company was servicing loans for others with aggregate principal balances of approximately $1,039,397,000, $999,157,000, and $1,201,928,000 at December 31, 1993, 1992, and 1991, respectively.
    Loans to certain companies in which non-officer directors of the Company or its significant subsidiaries have a ten percent or more beneficial ownership interest, and loans to executive officers, directors and their other associates totaled $7.094 million at December 31, 1993. All of these loans were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal credit risk of collectibility or present other unfavorable features. The following is a summary of activity during 1993 with respect to such aggregate loans to these individuals and their associates and affiliated companies:

                                                        (in thousands)
Balance at December 31,1992                                 $ 4,965
New loans                                                     3,897
Repayments                                                    1,768
- ----------------------------------------------------------------------
Balance at December 31,1993                                 $ 7,094
======================================================================

  The following is a summary of transactions in the allowance for loan losses:

                                         1993         1992            1991
                                       -------------------------------------
                                                  (in thousands)
Balance at beginning of year           $23,589       $19,911         $19,142
Loans charged off                       (7,398)      (10,719)        (10,676)
Recoveries on loans previously
 charged off                             1,908         1,697           1,575
Provision for loan losses                2,974        11,181           9,870
Allowance of bank subsidiary
 acquired                                  --          1,519            --
- ----------------------------------------------------------------------------
Balance at end of year                 $21,073       $23,589         $19,911
============================================================================

    During 1993, 1992, and 1991, $8,847,000, $10,279,000, and $10,741,000,
respectively, was transferred from loans to other real estate upon foreclosure of the collateral properties.
    At December 31, 1993 and 1992, the Company had approximately $20.9 million and $26.0 million, respectively of nonperforming loans. Interest income on nonaccrual loans in 1993 and 1992 which would have been reported on an accrual basis amounted to approximately $2.2 million and $2.8 million, respectively. Interest income of approximately $31,000 and $800,000 was recognized in 1993 and 1992, respectively, on loans which were on a nonaccrual basis.

NOTE 6.
PREMISES AND EQUIPMENT
    Premises and equipment is presented net of accumulated depreciation totaling $29,853,000 and $27,732,000 at December 31, 1993 and 1992,
respectively.

NOTE 7.
SHORT-TERM BORROWINGS

    Short-term borrowings at December 31, 1993 and December 31, 1992 consist of:

                                                     1993               1992
                                                    -------------------------
                                                         (in thousands)
Federal funds purchased                             $43,945           $47,989
Securities sold under agreements to repurchase       19,144            28,070
Interest-bearing demand notes issued
 to the U.S. Treasury                                13,807            10,859
Other short-term borrowings                            --               2,250
- -----------------------------------------------------------------------------
 Total                                              $76,896           $89,168
=============================================================================

    In June 1992, the Company entered into a $3,000,000 revolving line of credit with a commercial bank which can be renewed on an annual basis. The agreement provides for the availability to the Company, at its option, of short-term funding on a continuing basis at a rate equal to the daily overnight cost of funds plus 1 percent, subject to compliance with its terms. The Company is required to remain out of the line for a 30-day period each year. Proceeds from the line of credit may be used for general corporate purposes. At December 31, 1993, the entire $3,000,000 line of credit was available to the Company under this agreement.

                   F I R S T  N A T I O N A L  B A N C O R P

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.
LONG-TERM DEBT
     Long-term debt at December 31, 1993, and December 31, 1992, consists of:

                                                      1993              1992
                                                    -------------------------
                                                          (in thousands)
Industrial development revenue bond dated
 December 27, 1984, and due December 27,
 1994 plus interest at 82% of prime payable
 quarterly, secured by shares of common stock
 of certain bank subsidiaries.                      $   190           $  380

Industrial development revenue bond assumed
January 31, 1990, maturing on July 1, 2008,
 with principal of $100 payable annually and
 interest, at a tax effected prime rate, payable
 monthly, secured by certain premises.                3,600            3,700

Promissory installment note, dated September
 l, 1988, bearing interest at 9% with monthly
 payments of $1 and a final payment of $26 on
 August 1, 1998.                                         39               42

Subordinated notes, dated October 18, 1984, at
 prime, with principal payable in ten annual
 installments beginning June 30, 1986, and
 interest payable quarterly.                              3                4

Promissory term note, dated October 28, 1992,
 to be amortized over fifteen years but
 maturing every three years, with principal of
 $80 plus interest at 6.25% payable quarterly,
 secured by shares of common stock of certain
 bank subsidiaries and certain premises.              3,880            4,200

Promissory note at a prime rate, with principal
 payable in equal annual installments plus
 interest through October 1998. The Company
 elected to pay off this obligation in 1993.           --                194

Promissory note at a prime rate plus one
 percent, with interest payable quarterly and
 principal payable in annual installments
 through July 2003. The Company elected to
 pay off this obligation in 1993.                      --                750

Various advances from the Federal Home Loan
 Bank of Atlanta with maturities ranging from
 two to five years and fixed interest rates
 ranging from 4.51%, to 5.66%.                       50,000             --

Capital lease dated January 13,1993, at a fixed
 rate of 3% with monthly payments of $2,
 secured by equipment.                                   55             --

Unsecured promissory note dated October 1990,
 with interest payable monthly.                         100              100
- ----------------------------------------------------------------------------
   Total                                            $57,867           $9,370
============================================================================

    The combined aggregate maturities for each of the next five years are approximately $614,000 in 1994, $10,424,000 in 1995, $15,424,000 in 1996,
$10,423,000 in 1997, and $5,446,000 in 1998. At December 31, 1993, the Company
has pledged certain qualifying mortgage loans with unpaid principal balances totaling approximately $2,800,000.

NOTE 9.
INCOME TAXES
    As discussed in Note 1, the Company adopted Statement No. 109 as of January 1, 1993. The cumulative effect of this change in accounting for income taxes of $160,000 has been determined as of January 1, 1993 and reported separately in the consolidated income statement for the year ended December 31, 1993. Prior year financial statements have not been restated to apply the provisions of Statement No. 109.
    Total income tax expense (benefit) for the year ended December 31, 1993 is allocated as follows (in thousands):

Income from continuing operations                            $9,124
Cumulative effect of a change in method of
 accounting for income taxes                                   (160)
Reduction of goodwill, for initial recognition of
 acquired tax benefits that previously were included in
 valuation allowance                                           (445)
                                                             ------
                                                             $8,619
                                                             ======

    In addition, the Company adopted Statement No. 115 on December 31, 1993, and has reported the entire net unrealized holding gains related to investments available-for-sale as a direct component of shareholders' equity, net of income taxes of $2,062,000.
    Income tax expense (benefit) attributable to income from continuing operations consists of:

                                         1993               1992              1991
                                        -------------------------------------------
                                                     (in thousands)
Current:
 Federal                                $10,298            $ 9,179          $ 8,994
 State                                    1,081                854              989
- -----------------------------------------------------------------------------------
  Total current taxes                    11,379             10,033            9,983
- -----------------------------------------------------------------------------------
Deferred:
 Federal                                 (1,837)            (1,784)          (2,928)
 State                                     (418)              (341)            (507)
- -----------------------------------------------------------------------------------
  Total deferred taxes                   (2,255)            (2,125)          (3,435)
- -----------------------------------------------------------------------------------
  Total                                 $ 9,124            $ 7,908          $ 6,548
===================================================================================

    The following is a summary of the differences between the total tax expense as shown in the consolidated financial statements and the tax expense that would result from applying the statutory Federal income tax rate of 35% for 1993 and 34% for 1992 and 1991 to income before income taxes and cumulative effect of accounting change:

                                           1993               1992             1991
                                        -------------------------------------------
                                                         (in thousands)
Tax expense at statutory rate           $12,210            $10,451          $ 9,090
Increase (reduction) in income
  tax resulting from:
 Tax-exempt interest                     (3,287)            (3,294)          (3,593)
 Disallowed interest expense                260                274              403
 State income taxes, net of
  Federal tax benefit                       431                339              317
 Other, net                                (480)               138              331
- -----------------------------------------------------------------------------------
 Total                                  $ 9,124            $ 7,908          $ 6,548
===================================================================================

                   F I R S T  N A T I O N A L  B A N C O R P

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Following is a summary of the sources of the timing differences for income tax and financial reporting purposes resulting in deferred tax benefits in 1992 and 1991:

                                                       1992         1991
                                                     ---------------------
                                                         (in thousands)
Cash method of accounting for tax
 reporting purposes                                  $    13       $    13
Provision for loan losses                             (1,219)         (368)
Excess servicing fees from loan sales                 (1,076)       (2,580)
Other, net                                               167          (500)
- --------------------------------------------------------------------------
 Total                                               $(2,125)      $(3,435)
==========================================================================

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1993, are presented below (in thousands):

DEFERRED TAX ASSETS:
 Allowance for loan losses                                         $ 7,836
 Mortgage loan servicing rights                                      1,347
 Allowance for valuation losses on other real estate                   677
 Unearned loan fees                                                    314
 Accrued postretirement benefits                                       175
 Other, net                                                            327
- --------------------------------------------------------------------------
  TOTAL GROSS DEFERRED TAX ASSETS                                   10,676
- --------------------------------------------------------------------------
  LESS VALUATION ALLOWANCE                                              --
   NET DEFERRED TAX ASSETS                                         $10,676
- --------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
 Net unrealized holding gains on
  securities available-for-sale                                    $ 2,062
 Depreciation                                                          445
 Purchase accounting adjustments--
  premises and equipment                                             1,717
 Prepaid expenses                                                      350
 Deferred loan costs                                                   262
 Accretion of investment securities                                    967
- --------------------------------------------------------------------------
  TOTAL GROSS DEFERRED TAX LIABILITIES                               5,803
- --------------------------------------------------------------------------
   NET DEFERRED TAX ASSETS                                         $ 4,873
==========================================================================

NOTE 10.
EMPLOYEE BENEFIT PLANS

  In the past, the Company has maintained a noncontributory defined benefit pension plan which covered substantially all full-time employees of the Company. The benefits were based on years of service and the employee's five highest years of compensation during the last ten years of employment. The Company's philosophy was to fund annually the maximum amount allowable as a deduction for federal income tax purposes. This policy resulted in the plan having assets in the plan trust with a market value in excess of the accumulated benefit obligation. In late 1991, following a study of the overall compensation and benefits program of the Company and a resulting recommendation that the entire compensation and benefits program be restructured, the Board of Directors of the Company approved the termination of the pension plan and the establishment of a 401(k) plan. As stated above, the plan was over-funded at the time of termination, and the Board of Directors determined that the excess assets which were already held in the plan trust should be distributed to active participants using an equitable formula rather than have the excess assets revert back to the Company. The defined benefit pension plan went through the process of termination during 1992, and the plan assets were distributed through (a) the purchase of annuities for, or payment of lump sums to, the retirees and terminated vested former employees or (b) the purchase of an annuity or a trust-to-trust transfer for those participants who were still active employees or who had accounts under the 401(k) plan at time of termination. All employees active at termination chose to have their balance transferred to the 401(k) plan. These annuity purchases, distributions or transfers occurred in November 1992.
  On March 31, 1992, the Company decided to vest and freeze all future benefit accruals under its noncontributory pension plan in anticipation of its termination. As a result, the Company recognized a curtailment gain of $725,000 on March 31, 1992, determined as follows:

                                           BEFORE                                     AFTER
                                        REALIZATION                               REALIZATION
                                            OF                                         OF
                                        CURTAILMENT             EFFECT OF         CURTAILMENT
                                           GAIN                CURTAILMENT             GAIN
                                        -----------------------------------------------------
                                                             (in thousands)
Assets and Obligations:
 Vested benefit obligation,
  inclusive of excess assets
  to be distributed to
  participants                             $ (9,053)            $  --             $ (9,053)
 Non vested benefits                           --                  --                 --
- ---------------------------------------------------------------------------------------------
 Accumulated benefit
  obligation                                 (9,053)               --               (9,053)
 Effects of projected future
  compensation levels                        (2,480)              2,480               --
- ---------------------------------------------------------------------------------------------
 Projected benefit obligation               (11,533)              2,480             (9,053)
 Plan assets at fair value                    9,053                --                9,053
 Items not yet recognized in
  earnings:
  Unrecognized net asset at
   transition                                (1,368)              1,368               --
  Unrecognized prior service
   cost subsequent to
   transition                                 1,508              (1,508)              --
  Unrecognized net loss
   subsequent to transition                   1,615              (1,615)              --
- ---------------------------------------------------------------------------------------------
  (Accrued)/prepaid
   pension cost                            $   (725)            $   725          $    --
=============================================================================================

Pension cost for 1992 and 1991 is as follows:

                                               1992                1991
                                             --------------------------
                                                    (in thousands)
Service cost for benefits earned              $ 144               $ 504
Interest cost on projected benefit
 obligations                                    137                 507
Actual return on plan assets                    (44)             (1,378)
Net amortization and deferral                  (200)                531
- -----------------------------------------------------------------------
Net pension cost                               $ 37               $ 164
=======================================================================

                   F I R S T N A T I O N A L B A N C O R P

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    In 1990, the Company adopted a defined benefit supplemental executive retirement plan covering certain executive officers. Net periodic pension cost for 1993, 1992, and 1991 was $108,000, $68,000, and $71,000, respectively. The projected benefit obligations as of December 31, 1993 and 1992, were $601,000 and $328,000, respectively, and are unfunded. The actuarial present value of accumulated benefit obligations as of December 31, 1993 and 1992, were $601,000 and $328,000, respectively. No further officers will qualify to participate in this plan in the future since the base qualified defined benefit pension plan has now been terminated.
    As part of the revisions to the compensation and benefits program of the Company in 1992, the Company converted its qualified noncontributory profit sharing plan into a 401(k) plan and all participant balances in the former profit sharing plan remain in the 401(k) plan. The Company continues to make contributions to participants' accounts, as well as providing a full match against a portion of employee pre-tax 401(k) contributions. All employees participate in the 401(k) plan once they have met service and age requirements. Contributions by the Company were approximately $1,781,000 in 1993 and $1,445,000 in 1992 under the 401(k) plan and approximately $1,600,000 in 1991 under the profit sharing plan.
    In 1992, the Company adopted a nonqualified supplemental executive retirement plan for certain senior officers who may be limited from fully participating in the qualified 401(k) plan due to Federal limitations. The participants' investment into the plan plus accumulated earnings on those funds amounted to approximately $145,000 at December 31, 1993 and $40,000 at December 31, 1992 and this amount is carried as an accumulated obligation of the Company apart from the qualified plan trust.
    In addition to the changes in the Company's retirement plans, a major benefits enhancement in 1992 was the introduction of a flexible benefits plan in which participants could choose how the Company's total contributions to healthcare and life benefits would be spent by electing from among a range of benefit options. This cafeteria plan approach allows employees to customize their own benefits and pay for most of the benefits through payroll deductions on a pre-tax basis. The Company benefits through reduced payroll taxes as well.
    The Company sponsors a defined benefit health care plan that provides postretirement medical benefits to full-time employees who meet minimum age and service requirements.
    The Company's policy is to fund the cost of medical benefits in amounts determined at the discretion of management. As discussed in Note 1, in 1993 the Company adopted Statement No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions."
    The Company provides retirees under age 65 with medical coverage up to $5,600 per year through a traditional indemnity plan. For retirees over 65, the Company provides medical coverage up to $3,600 per year. Once the premium cap is met, retirees are required to contribute any excess towards the cost of coverage.
    The following table presents the plan's funded status with amounts recognized in the Company's consolidated balance sheet at December 31, 1993:
(in thousands):

Accumulated postretirement benefit obligation:
  Retirees                                                         $   (1,367)
  Fully eligible active plan participants                              (1,117)
- -----------------------------------------------------------------------------
  Total                                                                (2,484)
Plan assets at fair value                                                   -
- -----------------------------------------------------------------------------
  Accumulated postretirement benefit obligation in
    excess of plan assets                                              (2,484)
Unrecognized net loss                                                      46
Unrecognized transition obligation                                      2,246
- -----------------------------------------------------------------------------
Accrued postretirement benefit cost included in
    other liabilities                                              $     (192)
=============================================================================

Net periodic postretirement benefit cost for 1993 includes the following components (in thousands):


Service cost                                                       $      124
Interest cost                                                             183
Net amortization and deferral                                             118
- -----------------------------------------------------------------------------
  Net periodic postretirement benefit cost                         $      425
=============================================================================

    For measurement purposes, a 15.10% annual rate of increase in the per capita cost of covered benefits was assumed for 1994 for those covered individuals under the age of 65, and 10.90% for those covered individuals over age 65. The rate was assumed to decrease gradually through 1998 (when the premium caps are expected to be reached) after such time no increases are assumed. The health care cost trend rate assumption does not have a significant effect on the amounts reported, due to the premium caps. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1993.
    The Company has a stock purchase plan for directors and employees whereby it makes contributions equal to one-half of employee and director voluntary contributions not to exceed the lesser of $2,000 or 10% of a participant employee's annual salary, or $2,000 for a director. The funds are used to purchase presently issued and outstanding shares of the Company's common stock. The Company contributed $348,000, $287,000, and $263,000, to this plan in 1993, 1992, and 1991, respectively.


                   F I R S T  N A T I O N A L  B A N C O R P

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.
STOCK OPTION PLANS
    The Company has incentive stock option plans for certain senior officers of the Company. The Company reserved 600,000 shares of previously unissued common stock for issuance in connection with the plans. Shares can be purchased at the current market price prevailing at the time the option is granted. Options that do not exceed a $100,000 market value are exercisable at any time up to five years from the date of grant. The options that exceed the limit, are not exercisable until future years.
    A summary of stock option transactions under these plans is shown below:

                                                    OPTION PRICE
                                     SHARES          PER SHARE             TOTAL
                                    --------------------------------------------
                                    (dollars in thousands, except per share data)
Options outstanding at
December 31, 1990                   293,753                               $4,651
  Granted                           141,022       $11.167 and 15.167       1,627
  Granted by pooled
     subsidiary prior to
     acquisition                      5,187        13.495                     70
  Expired                           (56,250)       15.167-17.667            (971)
- --------------------------------------------------------------------------------
Options outstanding at
December 31, 1991                   383,712                                5,377
  Granted                           136,500        15.917                  2,173
  Granted by pooled
     subsidiary prior to
     acquisition                     23,525        13.562-13.913             321
  Exercised                         (86,850)       11.167-15.833          (1,264)
  Expired                             (8408)       15.167-15.833            (132)
- --------------------------------------------------------------------------------
Options outstanding at
December 31, 1992                   448,479                                6,475
  GRANTED                           130,250        18.75                   2,442
  EXERCISED                        (129,333)       11.167-16.917          (1,942)
  EXPIRED                            (3,500)       18.75                     (66)
- --------------------------------------------------------------------------------
OPTIONS OUTSTANDING AT
DECEMBER 31, 1993                   445,896                               $6,909
================================================================================

    In January 1994, the Board of Directors approved the granting of additional options under the grant date of January 19, 1994, for 126,050 shares of common stock at an option price of $21.00 per share. At December 31, 1993, 315,210 of the outstanding options were exerciseable.

NOTE 12.
CONTINGENT LIABILITIES
    In the normal course of business, the Company is party (both as plaintiff and defendant) to a limited number of lawsuits. In the opinion of management and counsel, none of these cases should have a material adverse effect on the Company's consolidated financial position.

NOTE 13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
    The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby and commercial letters of credit, loans sold with recourse, forward sales contracts, put and call options purchased and securities in the process of settlement. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.
    The Company's exposure to credit loss, in the event of nonperformance by the customer for commitments to extend credit and standby letters of credit, is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for recorded loans. For forward and futures contracts, and options, the contract or notional amounts do not represent exposure to credit loss; however, these purchased financial instruments do expose the Company to interest rate risk. The Company controls the interest rate risk of its options written, put options purchased, and forward sales contracts through management approvals, dollar limits, and monitoring procedures.
    A summary of the notional amounts of the Company's financial instruments with off-balance-sheet risk at December 31, 1993, is as follows (in thousands):

Financial instruments whose contract amounts
        represent credit risk:
  Loan commitments:
    Credit card lines                                           $ 60,281
    Home equity lines                                             21,374
    Commercial real estate, construction and
      land development                                           113,693
    Mortgage loans                                                43,269
    Other                                                         37,153
- ------------------------------------------------------------------------
      Total loan commitments                                     275,770

Other commitments:
  Financial standby letters of credit                             16,371
  Performance standby and commercial
    letters of credit                                                 87
  Loans sold with recourse                                         2,950
- ------------------------------------------------------------------------
    Total other commitments                                       19,408
- ------------------------------------------------------------------------
      Total loan and other commitments                          $295,178
========================================================================

Financial instruments whose notional or contract
    amounts exceed the amount of credit and/or
    market risk:
  Forward sales contracts                                       $ 81,710
  Put options purchased                                            5,000
  Call options written                                             1,000
  Securities in the process of settlement                         11,324

                   F I R S T N A T I O N A L B A N C O R P

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.
    Standby letters of credit are commitments issued by the Company to guarantee the performance of a customer to a third party. A commercial letter of credit is a commitment issued in connection with trade transactions that secures the performance of a customer to a third party. This instrument ensures prompt payment to the seller in accordance with its terms. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments as deemed necessary.
    Forward sales contracts are contracts for delayed delivery of mortgage loans in which the Company agrees to make delivery, at a specified future date, of mortgage loans, at a specified price. Risks arise from the inability of counterparties to meet the terms of their contracts and from movements in interest rates.
    The Company enters into interest rate call options and purchases put options in managing its interest rate exposure associated with its portfolio of mortgage loans held for sale and commitments to originate mortgage loans. The Company receives premiums for call options written and pays a premium for put options purchased. Call options allow the holder to purchase a financial instrument at a specified price and within a specified period of time. Put options are purchased by the Company to provide it with a means of selling a financial instrument at a specified price within a specified period of time. Securities in the process of settlement are commitments by the Company to purchase investment securities, but the security has not yet been delivered.

NOTE 14.
PARENT COMPANY FINANCIAL INFORMATION
    The following represents parent company only ("Parent") condensed financial information of the Company.

CONDENSED BALANCE SHEETS
(in thousands, except per share data)

                                                                     DECEMBER 31
                                                                  ------------------
                                                                  1993          1992
                                                                  ------------------
ASSETS
Cash                                                          $  6,429      $  7,548
Interest-bearing deposits with subsidiary bank                     727         2,932
- --------------------------------------------------------------------------------------
   Cash and cash equivalents                                     7,156        10,480
Investment in bank subsidiaries, at equity                     200,160       178,143
Premises and equipment, net                                      8,440         8,495
Goodwill                                                         6,583         7,204
Other assets                                                     2,289         1,253
- --------------------------------------------------------------------------------------
   Total assets                                               $224,628      $205,575
======================================================================================

LIABILITIES
Long-term debt                                                $  7,673       $ 9,228
Short-term borrowings                                               --         2,250
Other liabilities                                                4,352         3,957
- --------------------------------------------------------------------------------------
   Total liabilities                                            12,025        15,435
- --------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Common stock, par value $1, authorized
   30,000,000 shares, issued 15,532,855 and
   15,292,839 shares in 1993 and 1992,
   respectively                                                 15,533        15,293
Additional paid-in capital                                      55,403        51,729
Retained earnings                                              138,400       123,118
Net unrealized holding gains on investment
   securities available-for-sale                                 3,267            --
- --------------------------------------------------------------------------------------
Total shareholders' equity                                     212,603       190,140
- --------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                    $224,628      $205,575
======================================================================================

CONDENSED STATEMENTS OF INCOME
(in thousands)

                                                       YEARS ENDED DECEMBER 31
                                                  ---------------------------------
                                                  1993            1992         1991
                                                  ---------------------------------

INCOME
Interest and dividends                         $    54        $    26       $   110
Dividends from subsidiaries                     10,625          13,414        8,483
Other income                                     1,840           1,020          762
- --------------------------------------------------------------------------------------
   Total income                                 12,519          14,460        9,355

EXPENSE
Interest                                           489             286          397
General and administrative                       5,585           4,074        3,549
- --------------------------------------------------------------------------------------
   Total expense                                 6,074           4,360        3,946
- --------------------------------------------------------------------------------------
Income before federal income tax
   benefit and equity in undistributed
   income of subsidiaries                        6,445          10,100        5,409
Income tax benefit                               1,702             977          887
- --------------------------------------------------------------------------------------
Income before equity in undistributed
   income of subsidiaries                        8,147          11,077        6,296
Equity in undistributed income of
   subsidiaries                                 17,775          11,753       13,890
- --------------------------------------------------------------------------------------
NET INCOME                                     $25,922         $22,830      $20,186
======================================================================================


                                        F I R S T N A T I O N A L B A N C O R P

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)                                                                             YEAR ENDED DECEMBER 31
                                                                             ------------------------------------------
                                                                                1993              1992             1991
                                                                             ------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                                  $ 25,922          $ 22,830         $ 20,186
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Equity in undistributed income of subsidiaries                             (17,775)          (11,753)         (13,890)
  Depreciation and amortization                                                1,193             1,123            1,160
  Gain on sale of other real estate                                               --               (74)              --
  Changes in other assets and liabilities:
   Decrease (increase) in other assets                                          (987)              621             (191)
   Increase (decrease) in other liabilities                                       96               735             (200)
- -------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                  8,449            13,556            7,065

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of premises and equipment, net                                       (517)             (324)            (104)
 Purchase of bank subsidiary, net of cash acquired                                (6)             (152)              --
 Capital contribution to acquired bank subsidiary                                 --            (3,405)            (150)
- -------------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                         (523)           (3,881)            (254)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increase in short-term borrowings                              (2,250)            2,250               --
Proceeds from the issuance of long-term debt                                      --             4,950               --
Payments on long-term debt                                                    (1,555)           (2,298)            (959)
Proceeds from issuance of common stock for stock options exercised             1,942             1,264               --
Payments for fractional shares in stock split                                     --               (14)              --
Proceeds from sale of treasury stock by pooled subsidiary                         --                --               10
Purchases of treasury stock by pooled subsidiary                                  --                --              (19)
Cash dividends paid on common stock                                           (9,387)           (8,793)          (7,157)
- -------------------------------------------------------------------------------------------------------------------------------
 Net cash used in financing activities                                       (11,250)           (2,641)          (8,125)
- -------------------------------------------------------------------------------------------------------------------------------
 Net (decrease) increase in cash and cash equivalents                         (3,324)            7,034           (1,314)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                10,480             3,446            4,760
- -------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEARS                                   $  7,156          $ 10,480         $  3,446
===============================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
 Interest paid                                                              $    489          $    269         $    388
- -------------------------------------------------------------------------------------------------------------------------------
 Income taxes paid                                                          $ 10,334          $  9,881         $  9,403
- -------------------------------------------------------------------------------------------------------------------------------

    The primary source of funds available to the Parent to pay shareholder dividends and other expenses is from its subsidiary banks. Bank regulatory authorities impose restrictions on the amounts of dividends that may be declared by the subsidiary banks. Further restrictions could result from a review by regulatory authorities of each bank's capital adequacy, which is the relationship between a bank's capital and its assets and deposits, and other such ratios. The amount of cash dividends available from the subsidiary banks for payment in 1994 without such prior approval, is approximately $25,479,000 plus 1994 net earnings of the six subsidiary national banks. At December 31, 1993, approximately $164,680,000 of Parent's investment in bank subsidiaries was restricted as to dividend payments from the banks to Parent under the foregoing regulatory limitations.

                   F I R S T N A T I O N A L B A N C O R P

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.
REGULATORY MATTERS

    The Department of Banking and Finance of the State of Georgia requires that "state" chartered banks maintain a minimum ratio of capital, as defined, to assets of 6%.

    Under provisions of the Financial Institutions Reform, Recovery, and Enforcement Act ("FIRREA") of 1989, the Company's subsidiary banks are required to meet certain core, tangible, and risk-based capital ratios.

    The Federal Deposit Insurance Corporation Improvement Act ("FDICIA") was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective actions requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the Federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting, and operations.

    The prompt corrective actions regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Institutions categorized as "undercapitalized" or worse are subject to certain restrictions, including the requirement to file a capital plan with its primary Federal regulator, prohibitions on the payment of dividends and management fees, restrictions on executive compensation, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution either by its primary Federal regulator or by the Federal Deposit Insurance Corporation, including requirements to raise additional capital, sell assets, or sell the entire institution. Once an institution becomes "critically undercapitalized," it must generally be placed in receivership or conservatorship within 90 days.

    To be considered "adequately capitalized," an institution must generally have a leverage ratio of at least 4%, a Tier 1 risk-based capital ratio of at least 4%, and a total risk-based capital ratio of at least 8%. An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio of 2% or less. At December 31, 1993, all of the subsidiary banks exceeded the minimum aforementioned capital requirements.

NOTE 16. FAIR VALUES OF FINANCIAL INSTRUMENTS

    FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions would significantly affect the estimates. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. However, the Company has elected to expand the disclosure to incorporate fair values for recorded assets and liabilities that are not financial instruments.

    Fair value estimates are based on existing on-and off-balance sheet financial instruments and other recorded assets and liabilities without attempting to estimate the value of anticipated future business. The value of significant portions of the bank subsidiaries that generate substantial income annually, such as trust and mortgage banking operations, have not been estimated. In addition, tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments and certain other assets and liabilities:

    CASH AND CASH EQUIVALENTS: The carrying amount of cash and cash equivalents approximate those assets' fair values.

    INTEREST-BEARING DEPOSITS IN OTHER FINANCIAL INSTITUTIONS: The carrying amounts of interest-bearing deposits in other financial institutions approximate their fair value.

    INVESTMENT SECURITIES (INCLUDING MORTGAGE-BACKED SECURITIES): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

    LOANS: For variable-rate loans that reprice frequently and with no significant change in credit

                   F I R S T  N A T I O N A L  B A N C O R P

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 NOTE 16. (continued)
risk, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.
    OFF-BALANCE SHEET INSTRUMENTS: Fair values for the Company's off-balance sheet instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and credit standings.
    PURCHASED MORTGAGE LOAN SERVICING RIGHTS AND EXCESS SERVICING FEE
RECEIVABLES: Fair value of purchased mortgage loan servicing rights and excess servicing fee receivables are determined by estimating the present value of the future net servicing income, on a disaggregated basis, using anticipated prepayment assumptions.
    PREMISES AND EQUIPMENT: Fair values of premises (land and buildings) are based on current local government appraisals for tax purposes. The depreciated book value of equipment approximates its fair value.
    OTHER ASSETS: The carrying amounts of other assets, consisting primarily of accrued interest and other real estate, approximate their fair value.
    DEPOSITS: Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of similar terms of maturity. The carrying amounts of all other deposits, due to their nature, approximate their fair values.
    SHORT-TERM BORROWINGS: The carrying amounts of federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings approximate their fair values.
    LONG-TERM DEBT: The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses, based on the Company's current borrowing rates for similar types of borrowing arrangements.
    OTHER LIABILITIES: The carrying amounts of other liabilities, consisting primarily of accrued interest, approximate their fair values.

                                                   YEAR ENDED                        YEAR ENDED
                                                 DECEMBER 31, 1993                 DECEMBER 31,1992
                                             --------------------------       --------------------------
                                             BOOK VALUE      FAIR VALUE       BOOK VALUE       FAIR VALUE
- ------------------------------------------------------------------------------------------------------------
                                                                   (in thousands)
ASSETS
Cash and due from banks                     $85,097         $ 85,097            $ 63,761         $ 63,761
Federal funds sold and securities
 purchased under agreements to resell        35,871           35,871              52,497           52,497
Interest-bearing deposits in other
 financial institutions                      68,157           68,157              66,881           66,881
Investment securities                       536,116          548,507             492,958          510,258
Loans                                     1,248,674        1,252,760           1,194,106        1,202,757
Off-balance-sheet items:
 Forward sales contracts, options, and
 other purchase commitments                      --              (35)                 --              (59)
 Loan and other commitments                      --           (1,379)                 --             (839)
Purchased mortgage loan servicing
 rights--unaudited                            9,829            9,829               7,870            7,870
Excess servicing fee receivables              4,825            4,825               7,868            7,868
Premises and equipment--unaudited            47,554           51,808              42,622           50,805
Other assets--unaudited                      51,407           51,407              52,207           52,207
- --------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS--UNAUDITED                 $2,087,530       $2,106,847          $1,980,770       $2,014,006
==============================================================================================================
LIABILITIES AND EQUITY
Deposits:
 Noninterest-bearing                      $ 280,037        $ 280,037           $ 239,709        $ 239,709
 Interest-bearing transaction
  and savings                               546,642          546,642             540,458          540,458
 Certificates of deposit                    889,512          894,315             899,529          906,443
Federal funds purchased and securities
 sold under agreements to repurchase         63,089           63,089              76,059           76,059
Other short-term borrowings                  13,807           13,807              13,109           13,109
Long-term debt                               57,867           58,224               9,370            9,370
Other liabilities--unaudited                 23,973           23,973              12,396           12,396
Equity--unaudited                           212,603          226,760             190,140          216,462
- --------------------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES AND EQUITY--
  UNAUDITED                              S2,087,530       $2,106,847          $1,980,770       $2,014,006
==============================================================================================================



                   F I R S T N A T I O N A L B A N C O R P

NOTES T0 CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.
SUPPLEMENTAL FINANCIAL DATA
     Components of other noninterest income and expenses in excess of 1% of income for the respective periods are as follows:

                                                                                                YEARS ENDED DECEMBER 31
                                                                                         --------------------------------------
                                                                                         1993             1992             1991
                                                                                         --------------------------------------
                                                                                                      (in thousands)
INCOME:
 Mortgage loan servicing fees/ net                                                      $ 324          $ 3,251           $5,269

 Gains on sales of mortgage loan servicing rights                                      10,811           10,721            1,673
 Losses on sales of mortgage loans                                                      5,083            8,771              370
- -------------------------------------------------------------------------------------------------------------------------------
  Net gains on sales of mortgage loans and servicing rights                             5,728           1 ,950            1,303

EXPENSE:
     FDIC insurance premiums                                                             3,828           3,614            3,256
     Amortization and write-off of purchased mortgage loan servicing rights              3,311           4,945              630

NOTE 18.
CONSOLIDATED QUARTERLY FINANCIAL INFORMTATION-UNAUDITED
  Presented below is a summary of the unaudited consolidated quarterly financial information for the years ended December 31, 1993 and December 31, 1992.

                                                                                        1993 QUARTER ENDED
                                                        TOTAL         --------------------------------------------------------
                                                         YEAR         DEC. 31      SEPT. 30         JUNE 30          MARCH 31
                                                       ---------      --------------------------------------------------------
                                                                                (in thousands, except per share data)
Interest income                                        $146,866          $ 36,568   $  36,872         $ 37,257         $ 36,169
Interest expense                                         61,304            14,916      15,257           15,514           15,617
- -------------------------------------------------------------------------------------------------------------------------------
 Net interest income                                     85,562            21,652      21,615           21,743           20,552
Provision for loan losses                                 2,974               324         503            1,032            1,115
Net gains on sales of investment securities                 711                20         167              159              365
Noninterest income                                       30,943             9,577       7,982            6,506            6,878
Noninterest expense                                      79,356            21,058      19,835           19,929           18,534
- -------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect
  of accounting change                                   34,886             9,867       9,426            7,447            8,146
Income taxes                                              9,124             2,156       2,800            1,862            2,306
Cumulative effect of accounting change                      160                --          --               --              160
- -------------------------------------------------------------------------------------------------------------------------------
 Net income                                            $ 25,922           $ 7,711     $ 6,626          $ 5,585          $ 6,000
===============================================================================================================================
Per share:
 Income before cumulative effect of accounting change     $1.68             $ .50       $ .43            $ .37            $ .38
 Cumulative effect of accounting change                     .01                --          --               --              .01
- -------------------------------------------------------------------------------------------------------------------------------
 Net income                                               $1.69             $ .50       $ .43            $ .37            $ .39
===============================================================================================================================


                                                                                   1992 QUARTER ENDED
                                                           TOTAL        -----------------------------------------
                                                            YEAR        DEC. 31     SEPT. 30   JUNE 30   MARCH 31
                                                         ---------      -----------------------------------------
                                                                   (in thousnnds, except per share data)
Interest income                                           $ 152,420     $ 37,207    $ 37,667    $38,180    $39,366
Interest expese                                              73,170       16,598      17,471     18,969     20,132
- ------------------------------------------------------------------------------------------------------------------
 Net interest income                                         79,250       20,609      20,196     19,211     19,234
Provision for loan losses                                    11,181        2,790       3,008      2,148      3,235
Net gains on sales of investment securities                   2,406           -        1,220        276        910
Noninterest income                                           27,553        7,402       7,371      6,651      6,129
Noninterest expense                                          67,290       17,665      17,481     15,431     16,713
- ------------------------------------------------------------------------------------------------------------------
 Income before income taxes                                  30,738        7,556       8,298      8,559      6,325
Income taxes                                                  7,908        1,871       2,362      2,192      1,483
- ------------------------------------------------------------------------------------------------------------------
 Net income                                                $ 22,830      $ 5,685     $ 5,936    $ 6,367    $ 4,842
==================================================================================================================
Per share:
 Net income                                                   $1.51        $ .37       $ .39      $ .42       $ 33
==================================================================================================================




                   F I R S T  N A T I O N A L  B A N C O R P

                                      The First National Bank of Gainesville

                                      The Peoples Bank of Forsyth County

                                      The First National Bank of Paulding County
        FIRST
        NATIONAL                      Citizens Bank, Cherokee County
        BANCORP
        AFFILIATES                    The Community Bank of Carrollton

                                      Bank of Villa Rica

                                      The Citizens Bank, Toccoa

                                      Granite City Bank

                                      Bank of Banks County

                                      The First National Bank of Jackson County

                                      Bank of Clayton

                                      First National Bank of White County

                                      First National Bank of Gilmer County

                                      Pickens County Bank

                                      First National Bank of Habersham



        1993 REGIONAL REPORT

METRO-FRINGE REGION                                   THE FIRST NATIONAL BANK
                                                      OF GAINESVILLE

Hall County                                           DIRECTORS
Forsyth County                                        Richard A. McNeece
Paulding County                                         Chairman and CEO
Cherokee County                                       Ray McNeece
Carroll County                                          Chairman Emeritus
                                                      Richard L. Shockley
                                                        Vice Chairman
                                                      Richard D. White
                                                        President
                                                      Mrs. Jane Wood Banks
                                                      John A. Ferguson, Jr.
                                                      Ray C. Jones
                                                      Arthur J. Kunzer, Jr.
                                                      Jack B. McKibbon, Jr.
                                                      Harold L. Smith
                                                      W. Woodrow Stewart
Economically, First National Bancorp's 15             James A. Walters
affiliate banks fall within three regions             Joe Wood, Jr.
- --in North Georgia--the metro-fringe region, the manufacturing/industrial region, and the second home/retirement/tourism region. Each region offers unique opportunities for the organization's growth.


                  (Map)


The metro-fringe region consists of Hall,
Forsyth, Paulding, Cherokee and Carroll
counties, which are represented by six of             THE PEOPLES BANK OF
the affiliate banks with total assets of              FORSYTH COUNTY
$1.4 billion.  As Atlanta continues to grow
and people continue to look for a better              DIRECTORS
quality of life in smaller convenient                 Bobby M. Thomas
communities, these counties should experience           Chairman
above-average growth, particularly in the             Jimmy S. Fagan
residential sector.                                     Vice Chairman
                                                      Rocklyn E. Hunt
The First National Bank of Gainesville,                 President and CEO
Bancorp's lead bank, is located in Hall               Louis J. Douglass, III
County, which serves as a regional center               Executive Vice President
for North Georgia.  Residents througout the           Jim Grogan
northern portion of the state come to                 Robert L. McGuinn
Gainesville for shopping, dining,                     Howard R. Noles
entertainment, and health services.  The              Lamar V. Sexton
county also has strong tourism and                    Richard L. Shockley
manufacturing bases.  There are 184                   Charles R. Smith
manufacturing plants with over 30 Fortune             Kenneth J. Vanderhoff, Jr.
500 and over 35 international companies
having facilities in Hall County.

The Peoples Bank of Forsyth County continues to benefit from its proximity to metro
Atlanta. With Atlanta's rapid expansion, the county is a residential haven for commuters and a thriving market for The
Mortgage Source, The First National Bank of
Gainesville's mortgage lending division, which provides services to all of Bancorp's affiliate banks. From 1980 to 1990, Forsyth
County had a 58% population growth, of which 82% was from net migration, or people moving into the area. The median household income of the county is estimated at $40,306, and is expected to be $50,383 by 1995. This compares to a 1995 statewide estimate of $36,995.

                                   (Photo)














                                   (Photo)

METRO-FRINGE REGION
                                                     THE FIRST NATIONAL BANK OF
                                                     PAULDING COUNTY
Cherokee County
Paulding County                                      DIRECTORS
                                                     John H. Henderson
                                                       Chairman
                                                     C. B. Fair, III
                                                       President and CEO
                                                     Becky S. Echols
                                                       Executive Vice President
                                                     David M. Cooper
                                                     Charles L. Hardy
                                                     Dean P. Hardy
                                                     Peter D. Miller
                                                     Dewey P. Pendley, Sr.
                                                     Kenneth G. Vinson
                                                     G. Hudson Warren
                                                     J. Franklin Welch
                                                     J. Micheal Womble
                                                     Donald W. York

The First National Bank of Paulding County is located in the fourth fastest-growing county in Georgia and 16th in the nation. During the past decade, it experienced a 59% surge in population with 78% coming from net migration.
An additional 46% increase in population is expected by the year 2000. This will make
Paulding County the fastest-growing county in the Bancorp franchise. Much of the growth stems from the attractiveness of the county's relatively low median housing price of $68,580, when compared to metro Atlanta housing prices.


                  (Map)

                                                   CITIZENS BANK,
Cherokee County, home of Bancorp affiliate         CHEROKEE COUNTY
Citizens Bank, is curently the state's fifth
fastest-growing county.  With a 75% growth in      DIRECTORS
population in the past decade, Cherokee County     A. Roy Roberts, Jr.
is expected to grow an additional 45% by the         Chairman
turn of the century, which will make it the        Richard M. Zorn
second fastest-growing Bancorp franchise             President and CEO
county.  Currently, it is the 22nd fastest-        A. R. Roberts, III
growing county in the nation.  With an               Executive Vice President
estimated median household income of $42,537,      Bryan F. Bell
it is the highest of any Bancorp franchise         Dr. D. T. Darnell
county, well in excess of Georgia's 1990           H. Lamar Harris
average of $29,021.                                T. A. Roach
                                                   John C. Wheeler
                                                   McDonald Willis
                                      60

                                   (Photo)















                                   (Photo)

METRO-FRINGE REGION
                                                          THE COMMUNITY BANK OF
                                                          CARROLLTON
Carroll County
                                                          DIRECTORS
                                                          J. Wayne Garner
                                                            Chairman
                                                          Timothy I. Warren
                                                            President and CEO
                                                          John B. Bohannon
                                                          Ann C. Carter
                                                          Donald C. Costley
                                                          Dr. Alvin Crews, Jr.
                                                          C. B. Fair, III
                                                          Lester H. Harmon
                                                          William P. Johnson
                                                          Phillip Kauffman
                                                          Charles J. Puckett
                                                          William C. Seaton
                                                          M. S. "Buck" Swindle


                  (Map)


                                                          BANK OF VILLA RICA
Carroll County is home to two of Bancorp's newest
affiliates, The Community Bank of Carrollton and          DIRECTORS
the Bank of Villa Rica.  Located just along the           S. Doug Hembree
Interstate 20 corridor, the county has been                 Chairman
referred to by Georgia Trend magazine as "The Blue        Fred L. O'Neal
Chip County" for the West Georgia region.  It, too,         President and CEO
has experienced the bulk of its population growth         J. Larry Boss
from net migration--67% from 1980 to 1990.  And,          William C. Candler
its slow median housing price of $60,293 makes the        C. B. Fair, III
county extremely attractive to Atlanta commuters          L. Burnell Redding
looking for a friendlier community to live in.            J. Richard Smith
The 1993 annoucement of the development of a "Gone With The Wind" theme park has increased growth expectations for the county. It is also home to West Georgia College, a four-year liberal arts college and unit of the University System of Georgia. The college has a current enrollment of over 8,000 students.

                                   (Photo)
















                                   (Photo)

MANUFACTURING/INDUSTRIAL REGION
                                                THE CITIZENS BANK, TOCCOA

                                                DIRECTORS
Stephens County                                 James H. Harris, Jr.
Elbert County                                     Chairman
Jackson County                                  Robert A. Parker
Banks County                                      President and CEO
                                                David C. King
                                                  Executive Vice President
                                                Edward L. Holcomb
                                                J. B. Huggins, Jr.
                                                Allan R. Ramsey
                                                Richard L. Shockley
                                                Harold L. Watson
                                                Jerry E. Wright


The manufacturing/Industrial region is
made up of Stephens, Elbert, Jackson and Banks counties represented by four affiliates with total assets of $300 million. There is a dichotomy in this region as two of the affiliates' local economies move more toward a retail base.


                                   (Map)


Stephens County, home of The Citizens           GRANITE CITY BANK
Bank, Toccoa, is in close proximity to
both Atlanta, Georgia, and Greenville,          DIRECTORS
South Carolina, which makes it a prime          W. Harold Prather
location for business and industry.  Of           Chairman
all the Bancorp counties, Stephens has          Edward B. Hall
the largest sector employed in                    President and CEO
manufacturing--36%.  Many Fortune               F. Davis Arnette, Jr.
500 and international companies make              Executive Vice President
up its strong manufacturing base.               Walter E. Eaves
                                                Joe Fernandez
                                                William L. Lester
Granite City Bank, located in Elbert            E. Freeman Leverette
County, has strong ties to manufacturing        George T. Oglesby, Jr.
... particularly the granite industry.          Edward H. Phillips
It is home to five international                Richard L. Shockley
companies and has 35% of the working            L. Lamar Walker, Jr.
population employed in manufacturing.

                                   (Photo)














                                   (Photo)

MANUFACTURING/INDUSTRIAL REGION

                                                      BANKS OF BANKS COUNTY

Banks County                                          DIRECTORS
Jackson County                                        Thomas S. Cheek
                                                        Chairman
                                                      George W. Evans
                                                        President and CEO
                                                      Steven R. Maney
                                                        Executive Vice President
                                                      Milton L. Dalton
                                                      Richard L. Shockley
                                                      James Short
                                                      Eugene Sims




Located along the I-85 corridor, both Banks
County, home of Bank of Banks County,
and Jackson County, home of The First
National Bank of Jackson County, have
strong manufacturing bases.  The I-85
corridor, touted as "The Boom Belt" by                THE FIRST NATIONAL
Business Week magazine, will continue to              BANK OF JACKSON COUNTY
drive these economies and attract industry
and trade to the area.  The corridor makes            DIRECTORS
the counties very accessible to metro                 Henry D. Robinson
Atlanta and it is fueling unprecedented growth          Chairman
in the retail services sector.                        Henry L. Asbury
                                                        Vice Chairman
                                                      Kelly G. Hillis
            (Map)                                       President and CEO
                                                      James R. Shaw, Jr.
                                                        Executive Vice President
Banks County is quickly becoming a major              James V. Joiner
retail center in Georgia and in the South-            J. Albert Minish
east.  From 1988 to 1992, the county saw              William F. Mitchell
a 143% jump in taxable sales.  As the only            D. Dwight Porter, Sr.
financial institution in the county, Bank             Randall Pugh
of Banks County maintains a 100% market               Richard L. Shockley
share.  Jackson County is positioned between          Donald S. Shubert
Gainesville, Atlanta and Athens. It also experienced strong growth in taxable sales--
34%, and was deemed a "Blue Chip County" by Georgia Trend.

                                   (Photo)










                                   (Photo)

SECOND HOME/RETIREMENT/TOURISM REGION

Rabun County                                        BANK OF CLAYTON
White County
Gilmer County                                       DIRECTORS
Pickens County                                      A. W. Adams
Habersham County                                      Chairman
                                                    William F. DeVane
                                                      President and CEO
                                                    B. Allen Lancaster
                                                      Executive Vice President
                                                    Dr. Lawrence Gillespie
                                                    Gene Head
                                                    Elliott Keller
                                                    Paul D. Lutz
                                                    Edwin C. Poss
                                                    Lewis F. Reeves, Jr.
                                                    Richard L. Shockley
                                                    Edwin L. West



The Second Home/Retirement/Tourism
region consists of Rabun, White, Gilmer, Pickens and Habersham counties represented by five affiliate banks with total assets of $412 million. The beauty of the area attracts tourists, retirees and second-home residents.
Lake resorts, ski resorts, wineries, state parks, historic sites, golf courses and outdoor adventure opportunities also draw people to the area.


                 (Map)                              FIRST NATIONAL BANK OF
                                                    WHITE COUNTY

Bank of Clayton, located in picturesque             DIRECTORS
Rabun County, has a 53% deposit market              J. L. Nix
share.  The fact that 85% of the county's             Chairman
population growth in the last decade was            Sidney J. Wooten, III
from net migration indicates that retire-             President and CEO
ment relocation continues to be a driving           Coleman Allen
economic force.  The county has a median              Executive Vice President
age of 39.8 as compared to Georgia's                Roy Ash, Jr.
median age of 31.6.  This older population          Charles D. Black
makes Rabun County a prime target for               E. Ray Black
the upscale Century Service product and             J. Kenneth Nix
personal trust services.                            Richard L. Shockley
                                                    Harold Turner
With a 52% deposit market share,                    Jere Westmoreland
First National Bank of White County
benefits from the area's strong tourism
industry.  The bank's main office is
located in Cleveland, Georgia, which is
home to Babyland General, birthplace
of the famous Cabbage Patch Dolls (TM).
The alpine village of Helen also draws
visitors from throughout the country
to experience a glimpse of Bavarian life.
Like Rabun County, White County has
experienced the majority of its population growth over the past decade through net migration, 81%, and the median age at
36.8 is higher than that of the state's at
31.6.  These are strong indicators for
growth in the upscale market.

                                   (Photo)















                                   (Photo)

SECOND HOME/RETIREMENT/TOURISM REGION
                                                     FIRST NATIONAL BANK OF
                                                     GILMER COUNTY
Gilmer County
Pickens County                                       DIRECTORS
                                                     Mack G. West
                                                      Chairman
                                                     Billy R. Loudermilk
                                                      President and CEO
                                                     George N. Bunch, III
                                                     James P. Garrett
                                                     David J. Pierce
                                                     Richard L. Shockley
                                                     David W. Stover
                                                     John W. Thomas, Jr.




Nestled in the foothills of the vast, un-spoiled Chattahoochee National Forest and the Appalachian Mountains, Gilmer County is the apple capital of Georgia and the home of the First National Bank of Gilmer County.
Conveniently linked to Atlanta by I-575 and the Appalachian Highway, the county is a popular destination for tourists and second-home residents from the metropolitan area.
The county's population growth during the last decade again stemmed from strong net migration of 74%.


             (Map)
                                                     PICKENS COUNTY BANK

Adjacent to Gilmer County is Pickens                 DIRECTORS
County, home of Bancorp affiliate                    Loy D. Mullinax
Pickens County Bank.  While tourism                   Chairman
and retirement relocation are important              Dennis W. Burnette
economic factors, the county also has                 President and CEO
a strong manufacturing base.  Of the                 Marc J. Greene
working population, 27% are employed                  Executive Vice President
in manufacturing as compared to the                  James D. Boggus
state average of 19%.  The county is                 E. Calvin Dubose, Sr.
known worldwide for its vast production              G. William Glazebrook, M.D.
of marble.  Over the past decade, the                James R. Jones
county's population growth also stemmed              Howard H. Ray
from a strong net migration, 77%, as                 Richard L. Shockley
retirees continued to relocate to the area.

                                   (Photo)















                                   (Photo)

SECOND HOME/RETIREMENT/TOURISM REGION


Habersham County

                                    (Map)


                                               FIRST NATIONAL BANK
                                               OF HABERSHAM
First National Bancorp's affiliates are
economically well-balanced and offer           DIRECTORS
tremendous opportunity for diversified         Paul J. Reeves
growth.  Each market has unique advantages      Chairman
and potential.  Management's strategy is       Glenn C. Bell
to focus on each market, its inherent           President and CEO
strengths and its customer segments.           Eugene B. White
                                                Executive Vice President
The economic base of First National Bank       J.P. Ballard, Jr.
of Habersham's market is well-                 Nathan Burgen
diversified among tourism, poultry,            John C. Foster
manufacturing, construction, services and      Fred K. Hamby
wholesale/retail trade.  A strong              Richard L. Shockley
manufacturing base accounts for 34% of         William J. Shortt
employment, while tourism alone brought        H. Milton Stewart, Jr.
over $28 million to the local economy in       E. Hal Woods, Jr.
1992.  These two sectors, along with
retirement relocation, are expected
to continue as major economic influences because of the country's convenient access to Atlanta and the mountains.












                                   (Photo)

SHAREHOLDER INFORMATION


ANNUAL MEETING                                  FIRST NATIONAL BANCORP OFFICERS
The Annual Meeting of the Shareholders
of First National Bancorp will be held          Richard A. McNeece
at 4:00 p.m. on Wednesday, April 20,            Chairman and
1994 in the theatre of the Georgia              Chief Executive Officer
Mountains Center, 301 Main Street, S.W.,
Gainesville, Georgia.  There will be a          Peter D. Miller
reception in Rooms B and C of the               President, Chief Administrative
Georgia Mountains Center begininng at           and Financial Officer
3:30 p.m.  All Shareholders are invited
to attend.
                                                C. Talmadge Garrison
CORPORATE REPORTS                               Senior Vice President
The Annual Report, quarterly interim            and Secretary
reports, and copies of First National
Bancorp's Annual Report to the                  Bryan F. Bell
Securities and Exchange Commission, Form        Senior Vice President
10-K, are available upon written request
without charge.                                 Stephen M. Rownd
    For copies, please write:                   Senior Vice President
    C. Talmadge Garrison
    First National Bancorp                      J. Reid Moore
    P.O. Drawer 937                             Group Vice President
    Gainesville, GA  30503                      and Controller

TRANSFER AGENT                                  Mary E. Hengeveld
Mellon Securities Transfer Services             Group Vice President
85 Challenger Road
Ridgefield Park, New Jersey 07660               Charles A. Robinson
                                                General Auditor
INDEPENDENT AUDITORS
KPMG Peat Marwick                               Arlene M. Lucas
Atlanta, Georgia                                First Vice President

COUNSEL
Stewart, Melvin & House                         ------------------------
Gainesville, Georgia

                                                Ray McRae
MARKET MAKERS                                   Chairman Emeritus
Robinson Humphrey Co., Inc.
A.G. Edwards & Sons, Inc.                       Richard L. Shockley
Dillon, Read & Co., Inc.                        Vice Chairman
Interstate/Johnson Lane Co.
Sterne, Agee & Leach
Herzog, Heine, Geduld, Inc.
John G. Kinnard & Co., Inc.
Morgan, Keegan & Company
Mayer & Schweitzer, Inc.
Wheat First Securities, Inc.
J.C. Bradford & Co.

FIRST
NATIONAL
BANCORP

P.O. Drawer 937
Gainesville, Georgia 30503

                    Appendix to Electronic Format Document


Page  2 (graph central-right) - Detailing Primary Capital to Adjusted Assets
        Ratio:  1989, 9.69%; 1990, 9.93%; 1991, 10.38%; 1992, 10.66%; 1993,
        11.08%.

Page  3 (photo upper-left) - Shown is Richard A. McNeece, Chairman and CEO.

Page  3 (graph center-left) - Detailing Earnings Per Share: 1989, $1.46; 1990,
        $1.26; 1991, $1.34; 1992, $1.51; 1993, $1.69.

Page  3 (graph center-left) - Detailing Dividends Declared Per Share; 1989,
        $.390; 1990, $.460; 1991, $.550; 1992, $.640; 1993, $.705.

Page  4 (graph upper-right) - Detailing Total Assets (in millions): 1989,
        $1,654; 1990, $1,794; 1991, $1,847; 1992, $1,981; 1993, $2,088.

Page  5 (bottom) - Pictured are the Directors of First National Bancorp.

Page 6 (photo-center) - The senior management of First National Bancorp. From left to right, seated: Richard A. McNeece, Chairman and Chief Executive Officer; Peter D. Miller, President, Chief Administrative and Financial Officer; Mary E. Hengweld, Group Vice President; and
        J. Reid Moore, Group Vice President and Controller. From left to right, standing: C. Talmadge Garrison, Senior Vice President and Secretary; Stephen M. Rownd, Senior Vice President; Charles A. Robinson, General Auditor; and Bryan F. Bell, Senior Vice President.

Page 7 (map left-center) - Shown is a map of Georgia, detailing the central and northern county lines, which serve as registrant's potential market, counties with affiliate banks, pending affiliate banks and metro Altanta.

Page  7 (graph upper-right) - Detailing Return on Average Assets: 1989, 1.41%;
        1990, 1.10%; 1991, 1.12%; 1992, 1.20%; 1993, 1.28%.

Page  7 (graph upper-right) - Detailing Return on Average Equity: 1989, 15.71%;
        1990, 12.16%; 1991, 12.08%; 1992, 12.63%; 1993, 13.36%.

Page 8 (photo center) - Shown are homes in the various stages of construction in Marietta, Georgia.

Page 10 (photo center-left) -  Shown are guests at The Spa, Chateau Elan, in
        Braselton, Georgia.

Page 10 (photo center) - Shown are customers and employees at one of the 43 branch offices.

Page 10 (photo center-right) - Shown are three individuals reviewing financial information.

Page 11 (graph upper-left) - Detailing First National Bancorp's Percentage of
        Net Revenue from Net Interest Income (FTE) and Non Interest Income:
        Commercial Lending - 24%, Investing - 26%, Retail Lending - 33%, Mortgage Lending Services - 6%, Service Charges on Deposits - 5%, Trust Services - 1% and Other - 5%.

Page 11 (photo center-left) - Shown are employees of the Funds Management group.

Page 11 (photo center) - Shown is a commercial building under construction.

Page 11 (photo center-right) - Shown is a happy couple moving belongings into their new home.

Page 12 (photo-center) - Shown are some of the many gift shops in Helen, Georgia which attracts visitors to the Northeast Georgia mountains.

Page 14 (photo-center) - Shown is a warehouse of Georgia Freezer, a company which serves Georgia's significant poultry industry.

Page 15 (graph upper-right) - Comparing Registrant's Quarterly Stock Volumes (in thousands) between 1992 and 1993: March 1992 - 546, March 1993 - 522, June 1992 - 441, June 1993 - 365, September 1992 - 670, September
        1993 - 575, December 1992 - 639, December 1993 - 507.

Page 15 (graph center-right) Comparing Price Per Share on a Quarterly basis between 1992 and 1993: March 1992 - $16.20, March 1993 - $19.81,
        June 1992 - $15.80, June 1993 - $21.11, September 1992 - $17.70,
        September 1993 - $20.54, December 1992 - $18.00, December 1993 - $21.00.

Page 16 (photo bottom) - Shown are the senior officers of registrant's 15 affiliate banks.

Page 58 (map left-center) - Shown is a map of Georgia, detailing the central and northern county lines, which serve as registrant's potential market, counties with affiliate banks, pending affiliate banks and metro Altanta.

Page 59 (photo top) - Shown are the Directors of The First National Bank of
        Gainesville.

Page 59 (photo bottom) - Shown are Directors of The Peoples Bank of Forsyth
        County.

Page 60 (map left-center) - Shown is a map of Georgia, detailing the central and northern county lines, which serve as registrant's potential market, counties with affiliate banks, pending affiliate banks and metro Altanta.

Page 61 (photo top) - Shown are the Directors of The First National Bank of
        Paulding County.

Page 61 (photo bottom) - Shown are the Directors of Citizens Bank, Cherokee
        County.

Page 62 (map left-center) - Shown is a map of Georgia, detailing the central and northern county lines, which serve as registrant's potential market, counties with affiliate banks, pending affiliate banks and metro Altanta.

Page 63 (photo top) -  Shown are the Directors of The Community Bank of
        Carrollton.

Page 63 (photo bottom) - Shown are the Directors of Bank of Villa Rica.

Page 64 (map left-center) - Shown is a map of Georgia, detailing the central and northern county lines, which serve as registrant's potential market, counties with affiliate banks, pending affiliate banks and metro Altanta.

Page 65 (photo top) - Shown are the Directors of The Citizens Bank, Toccoa.

Page 65 (photo bottom) - Shown are the Directors of Granite City Bank.

Page 66 (map left-center) - Shown is a map of Georgia, detailing the central and northern county lines, which serve as registrant's potential market, counties with affiliate banks, pending affiliate banks and metro Altanta.

Page 67 (photo top) - Shown are the Directors of Bank of Banks County.

Page 67 (photo bottom) - Shown are the Directors of The First National Bank of
        Jackson County.

Page 68 (map left-center) - Shown is a map of Georgia, detailing the central and northern county lines, which serve as registrant's potential market, counties with affiliate banks, pending affiliate banks and metro Altanta.

Page 69 (photo top) - Shown are the Directors of Bank of Clayton.

Page 69 (photo bottom) - Shown are the Directors of First National Bank of White
        County.

Page 70 (map left-center) - Shown is a map of Georgia, detailing the central and northern county lines, which serve as registrant's potential market, counties with affiliate banks, pending affiliate banks and metro Altanta.

Page 71 (photo top) - Shown are the Directors of First National Bank of Gilmer
        County.

Page 71 (photo bottom) - Shown are the Directors of Pickens County Bank.

Page 72 (map left-center) - Shown is a map of Georgia, detailing the central and northern county lines, which serve as registrant's potential market, counties with affiliate banks, pending affiliate banks and metro Altanta.

Page 72 (photo bottom) - Shown are the Directors of First National Bank of
        Habersham.